11/12

82- SUBMISSIONS FACING SHEET

02060474

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun's Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 4350 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 12/9/02



新銀集團有限公司

THE SUN'S GROUP LIMITED

(Company incorporated in Bermuda with limited liability)

annual report 2001

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Wei Wu — *Chairman*

Qian Yong Wei

He Hui Min — *Chief Executive Officer*

Siu King Nin, Peter

Non-executive Directors

Wei De Zhong

Chiang Ho Wai

Independent Non-executive Directors

Leung Tze Hang, David

Lai Si Ming

COMPANY SECRETARY

Yuen Wai Kuen

SOLICITORS

Siao, Wen & Leung

AUDITORS

Arthur Andersen & Co

PRINCIPAL BANKERS

Liu Chong Hing Bank, Limited

Shanghai Commercial Bank Limited

The Bank of China (H.K.) Limited

Industrial and Commercial International Capital Limited

The Hong Kong Chinese Bank, Limited

Corporate Information (Cont'd)

REGISTERED OFFICE

Clarendon House

Church Street

Hamilton HM11

Bermuda

HEAD OFFICE & PRINCIPAL PLACE OF BUSINESS

29/F & 30/F

200 Gloucester Road

Wanchai

Hong Kong

SHARE REGISTRARS & TRANSFER OFFICE

Tengis Limited

4/F Hutchison House

10 Harcourt Road

Central

Hong Kong

ADR DEPOSITARY

The Bank of New York

101 Barclay Street

22nd Floor West

New York, NY10286

USA

website address: http://www.adrbny.com

WEBSITE ADDRESS

http://www.sunsgrouphk.com

E-MAIL ADDRESS

suns@sunsgrouphk.com

Summary of Financial Information

The summarised consolidated results, assets and liabilities of the Group for the last five financial years, as extracted from the audited financial statements of the Group, were set out below:

	Year ended 31st December				
	2001 *HK$'000*	2000 *HK$'000*	1999 *HK$'000*	1998 *HK$'000*	1997 *HK$'000*
RESULTS					
Turnover	475,406	328,081	64,600	145,069	469,558
Cost of sales	(789,298)	(366,695)	(111,772)	(150,504)	
Gross loss	(313,892)	(38,614)	(47,172)	(5,435)	
Other revenue	33,206	23,069	3,445	507,733	
Selling and marketing expenses	(1,510)	(18,566)	(5,632)	-	
General and administrative expenses	(104,365)	(142,876)	(98,000)	(77,618)	
Other operating expenses	(259,352)	(913,237)	(570,896)	(345,465)	
Impairment of goodwill	-	(51,260)	(166,023)	(18,736)	
(Loss) Profit from operations	(645,913)	(1,141,484)	(884,278)	60,479	
Finance costs	(25,423)	(37,116)	(32,668)	(30,872)	
(Loss) Profit from operations after finance costs	(671,336)	(1,178,600)	(916,946)	29,607	42,022
Share of loss of associates	(832)	(25,077)	(4,842)	-	(3,127)
(Loss) Profit before taxation	(672,168)	(1,203,677)	(921,788)	29,607	38,895
Taxation	2,203	11,232	7,114	(1)	(32,465)
(Loss) Profit after taxation but before minority interests	(669,965)	(1,192,445)	(914,674)	29,606	6,430
Minority interests	(52)	29,980	1,115	(62)	2,793
(Loss) Profit attributable to shareholders	(670,017)	(1,162,465)	(913,559)	29,544	9,223
ASSETS AND LIABILITIES					
Total assets	1,479,564	2,661,163	3,684,355	4,110,366	4,617,883
Total liabilities and minority interests	(1,424,153)	(1,929,506)	(1,826,593)	(1,961,215)	(2,052,536)
Net assets	55,411	731,657	1,857,762	2,149,151	2,565,347

The presentation of this summary has been amended to take into account SSAP 1-Presentation of Financial Statements and SSAP 30-Business Combinations issued by the Hong Kong Society of Accountants. Certain comparative figures have been reclassified and restated to conform with the current year's presentation.

Chairman's Statement



On behalf of the Board of Directors, I hereby present to the shareholders the annual report of The Sun's Group Limited ("the Company") and its subsidiaries (together "the Group") for the year ended 31st December, 2001.

RESULTS

For the year ended 31st December, 2001, the Group's turnover was approximately HK$475 million (2000: HK$328 million), representing an increase of approximately 45% from the last financial year. The consolidated loss attributable to shareholders amounted to approximately HK$670 million as compared to a loss of approximately HK$1,162 million for the last financial year. The Directors do not recommend the payment of final dividend.

BUSINESS REVIEW

The general business environment of the Hong Kong economy remained weak throughout 2001. Despite the repeated interest rate reduction, the property market sentiment remained weak and property investors and developers seemed lack of confidence. 2001 was therefore a difficult year for the Group especially on the internet and telecommunication sectors. Under this difficult economic environment, the imminent strategy of the Group is to reduce debts and cut expenditure as well as to streamline its businesses. During the year, the Group suspended all internet portal operations in the PRC and the trunk radio business in Hong Kong. The Group has also sold its investment in HKStock Limited and StockOnline Corporation Limited in order to further scale down investment in the field of telecommunication and internet businesses and to optimize the benefits gained from the sluggish market.

Change of Major Shareholder

On 13th December, 2001, China Wanan Group Limited ("CWG") entered into a sale and purchase agreement with Charcon Assets Limited, which is beneficially owned by Mr. Wong Kwan, pursuant to which CWG acquired 4,012,000,000 shares of the Company, representing approximately 29.9% of the total issued share capital of the Company. The agreement was completed on 29th January, 2002 and CWG became the substantial shareholder and the single largest shareholder of the Company.

Change of name and Capital reorganisation

In order to give the Company's flexibility in pricing any new issue of shares and to facilitate any capital raising exercise or asset acquisition by way of allotment or placement of shares when opportunities arise, the Board proposed a capital reorganisation in March 2002 which involved capital reduction, share premium reduction and cancellation of accumulated deficit. The capital reorgainsation became effective on 8th May, 2002. With a view to better identifying the change in the management and substantial shareholder of the Company, the Board also proposed the change of Company's name to "The Sun's Group Limited". The Change of name has become effective on 7th May, 2002.

PROSPECTS

Looking forward to the year of 2002, the Group will continue streamlining its businesses and cutting expenses. As the local economy shows signs of recovery following the US and Asian economic slowdown and market confidence recovers, the commercial and residential sectors have showed signs of improvement, both in terms of sales and rental. The Board believes that the Hong Kong property market will show further improvement in the forthcoming years. The construction works of the Group's hotel project in Western District recommenced in April 2002 and is expected to commence business in late 2002. With the increase in number of visitors from mainland China, the expected return from the hotel business is favourable. The Skyhigh also recommenced works in February 2002 and is expected to be completed in early 2004.

The Group will undergo different restructuring measures in various forefronts in 2002. The Group will also actively seek for other investment opportunities upon the existing business platform which can generate good return to the Group in order to re-engine and re-fuel the Group back into a healthy and profitable position in the coming future.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to express our sincere gratitude to all resigning directors who have made great contribution to the Group in the past years and wish them every success in their future pursuits. I would also like to express our sincere appreciation to the management and all our staff for their efforts and contribution during the year and to our business partners and our bankers for their continued support to the Company.

Taking this opportunity, I would like to extend my warmest welcome to all new members of the Board and hoping that, after passing of the Group's most difficult period, we can increase the value of the Company with all our efforts and generate a better return to the shareholders in the near future.

WEI WU
Chairman

Hong Kong, 17th May, 2002

Management Discussion and Analysis

FINANCIAL RESULTS

The Group recorded turnover of approximately HK$475 million representing an increase of 45% over last year. The increase was mainly contributed by the increase of properties sold in the second half of 2001 and consolidating the whole year turnover of AIC Asia International Services Corporation Group. The loss attributable to shareholders was approximately HK$670 million as compared with approximately HK$1,162 million for the preceding year. Loss per share was approximately 5 cents as compared with 8.7 cents for the preceding year. The said loss was significantly created by heavy interest burden, deficits on disposal of assets, revaluation of investment properties and development projects.

BUSINESS REVIEW

Despite the repeated interest rate reduction in the period under review, the property market sentiment remained weak and property investors and developers seemed lack of confidence. It appears a wise move for the management to reduce debts and cut expenditure as much to the fullest in order to optimize the benefits gained from the sluggish market.

Property and Hotel Business

Since the sale of the Group's interests in Pearl Seaview Hotel and Pearl Garden Hotel completed in January 2001, hotel operation business has discontinued. During the year, residential units in Shatin and Wanchai, remaining units in Pearl Vista at Sheung Shui together with 27th Floor and 2 car parking spaces of Pearl Oriental Centre have been disposed of. In December 2001, "Genesis" was sold by a mortgagee bank. As at 31st December, 2001, the occupancy rate of the Group's shops and offices space for let was 43%. A 25% drop as compared to last year was due to tenants engaged in internet and telecommunications businesses vacating their premises.



Management Discussion and Analysis (Cont'd)

During the year, the Group disposed of its long-term investment in 15% interest in a joint venture company which owns certain portion of a shopping arcade named World Trade Plaza at Tsim Sha Tsui being the last significant long- term joint venture investment in the books of the Group.

Financial Business

The Group disposed of the Hontalie Commercial Building, which is a mortgaged loan asset under Margaux Finance Limited, in May 2001. Margaux Finance Limited is a wholly owned subsidiary of the Group engaged in money lending. After that, there is no significant money lending business operated by the Group. During the year, the business as investment advisor carried under Margaux Capital Asia Limited has also stopped.



Telecommunications and Internet Business

As a continued effort to rationalize the telecommunications and internet businesses of the Group, all internet portal operations in the PRC and the trunk radio business in Hong Kong have been suspended. The Group has also sold its investment in HKStock Limited and StockOnline Corporation Limited in order to further scale down investment in these respects.

PROSPECT

The management is pleased to advise that the Group is actively negotiating with various creditor banks. The construction works of the hotel project in Western District has recommenced in April 2002 and is expected to commence business in late 2002. With the increase in number of visitors from mainland China, the expected return from the Hotel is favourable. The Skyhigh also recommenced works in February 2002 and is expected to be completed in early 2004. The management shall consider the plan of presale of Skyhigh in second half year of 2002.



Management Discussion and Analysis (Cont'd)

The management is confident that with the commencement of the hotel in Western District and Skyhigh projects, the Company will gradually recover and the overall liquidity position of the Company will be improved. 2002 will be a dynamic year for the Company and the Company will undergo different restructuring measures in order to put the Company back into healthy and profitable position.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2001, the Group's total liabilities were approximately HK$1,424 million. During the year, the Group has expedited the disposal of its properties in a bid to reduce its bank debts. As a result, total bank indebtedness had reduced from approximately HK$1,612 million as at 31st December, 2000 to approximately HK$1,169 million as at 31st December, 2001. As at 31st December, 2001, the gearing ratio of the Group, calculated as total bank debts divided by total assets, was approximately 79%.

Majority of the Group's bank borrowings are secured mortgage loans while the remaining is overdraft guaranteed by the Company. Interest is charged on a Hong Kong Dollar Prime Rate plus basis. As disclosed in Note 2 to the Group's audited financial statements, the Group has defaulted in bank loans repayment and as a result all bank loans were classified under current liabilities which are repayable on demand. The management is endeavouring much effort to negotiate with the banks for debt restructuring to facilitate the financing and working capital requirements of the Group.

The bank borrowings are mainly made in Hong Kong currency with a minority portion denominated in US currency. Due to the prevailing pegged rate system, the management considers that exchange rate fluctuation does not pose a significant risk to the Group and no hedging arrangement is required in this respect.

Cash and bank deposits as at 31st December, 2001 was approximately HK$10 million. Working capital of the Group was mainly sourced from proceeds from disposal of assets, rental income and shareholders' support.

Management Discussion and Analysis (Cont'd)

CAPITAL STRUCTURE

There had been no change in capital structure of the Group during the year. At the end of 2001, all of the options granted to the executive directors of the Company and employees of the Group that have not been lapsed remain unexercised.

PLEDGE OF ASSETS

The Group has pledged its properties with an aggregate book value of approximately HK$1,412 million to secure bank overdrafts and loans.

CONTINGENT LIABILITIES

There is no significant contingent liability of the Group as at 31st December, 2001.

EMPLOYEES

As at 31st December, 2001, the total number of employees of the Group was approximately 250. The Group continues to reward its staff with a reasonable remuneration package which includes medical insurance, retirement benefit and an employee share option scheme.

Biographical Details of Directors

EXECUTIVE DIRECTORS

Mr Wei Wu, aged 36, was appointed as an Executive Director and the Chairman of the Company on 29th January, 2002. Mr. Wei was graduated from the Post Graduate School of Zhejiang University, the PRC and studied for a master degree in International Management in the USA. He was once the Vice President in Operations in Sichuan Commodity Exchange (四川商品交易所) and the Manager in the Trading Department of Shenzhen United Futures Exchange (深圳有色金屬期貨聯合交易所), the PRC. He is currently the Executive Director of Sun Man Tai Holdings Company Limited.

Mr Qian Yong Wei, aged 39, was appointed as an Executive Director of the Company on 29th January, 2002. Mr Qian graduated with a MBA in management from the China Europe International Business School, Shanghai, the PRC. Since 1993, Mr Qian has been responsible for the investment and property management in the PRC for Shanghai Wan Tai Group Co., Ltd and its subsidiaries. Prior to 1992, Mr Qian had held positions in business management, planning and development. He is currently the Chairman and Chief Executive Officer of Sun Man Tai Holdings Company Limited.

Mr He Hui Min, aged 45, was appointed as an Executive Director and the Chief Executive Officer of the Company on 29th January, 2002. Mr He graduated from The Shanghai Institute of Tourism in 1982 and was then sent to Brisbane, Australia by the PRC Government to study hotel management. In 1993, he completed a business and management course in Maryland College, USA. Mr He had been general manager of various luxury hotels in the PRC for a considerable period of time. In 1998, Mr He was appointed as an assistant to the Chief Executive Officer of Wan Tai Group Limited and general manager of Shanghai Taigu Apartment Service & Management Co., Ltd. He is currently the Executive Director of Sun Man Tai Holdings Company Limited.

Mr Siu King Nin, Peter, aged 61, was appointed as an Executive Director of the company on 22nd October, 2001. He has accumulated over 30 years of experience in the Banking field serving at senior management level in various leading banks in U. S., Canada and Hong Kong. Extensive experience has also been accumulated during his previous position as Executive Director, Managing Director and Independent Non-executive Director of a number of listed companies listed on the stock exchange in the past few years.

Biographical Details of Directors (Cont'd)

NON-EXECUTIVE DIRECTORS

Mr Wei De Zhung, aged 45, Senior Economist, was appointed as a Non-executive Director of the Company on 29th January, 2002. Mr Wei is holding an University Degree. He is the Chairman and Chief Executive of Shanghai Jin Hong Properties Limited and the Vice Chairman and General Manager of Shanghai Tong Li Asset Management Limited.

Mr Chiang Ho Wai, aged 46, was appointed as an Non-executive Director of the Company on 29th January, 2002. Mr Chiang graduated from Guangxi Television University in 1978. He is the Chairman of Hong Kong Sun Heng Tak Holdings Limited and the Vice Chairman of China Overseas Engineering (Macau) Limited. He has extensive experience in commercial management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr Leung Tze Hang, David, aged 46, was appointed as an Independent Non-executive Director of the Company on 19th October, 2001. He has over 21 years of experience in property development and investment. Mr. Leung holds a bachelor of science degree in civil engineering from the University of Leeds in United Kingdom.

Mr Lai Si Ming, aged 43, was appointed as an Independent Non-executive Director of the Company on 9th May, 2002. He has over 20 years of experience in property management and surveying. Mr. Lai holds a MBA degree from Chinese University of Hong Kong and is the Fellow Member of The Hong Kong Institute of Surveyors.

Report of the Directors

The Directors have the pleasure of presenting their annual report together with the audited financial statements of The Sun's Group Limited ("the Company") and its subsidiaries (together "the Group") for the year ended 31st December, 2001.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. During the year ended 31st December, 2001, the Company's subsidiaries and associates were principally engaged in property investment and development, financial services, telecommunications and internet businesses. Subsequent to the year end, the Group ceased its telecommunications and internet businesses.

The Group's turnover by principal activity and by geographical location, together with their respective contributions to profit (loss) after taxation for the year ended 31st December, 2001 is analysed as follows:

	Turnover	Profit (Loss) after taxation
	HK$'000	*HK$'000*
a. By principal activity –		
Property investment and development	292,085	(628,396)
Hotel operations	940	(14,690)
Financial services	7,461	(29,059)
Telecommunications services	159,938	(7,203)
Internet services	14,982	9,383
	475,406	(669,965)

Report of the Directors (Cont'd)

PRINCIPAL ACTIVITIES *(Cont'd)*

	Turnover
	HK$'000
b. By geographical location –	
Hong Kong	316,859
United States of America	63,443
Canada	90,627
Mainland China	4,477
	475,406

No analysis of loss after taxation by geographical location is presented as it is generally in line with the distribution of turnover as set out above.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December, 2001, the five largest customers accounted for approximately 58.27% of the Group's total turnover and the five largest suppliers of the Group accounted for approximately 21.38% of the Group's total purchases. In addition, the largest customer accounted for approximately 48.38% of the Group's turnover while the largest supplier to the Group accounted for approximately 8.55% of the Group's total purchases.

None of the directors, their associates, or any shareholders (which, to the knowledge of the Company's Directors, owned more than 5% of the Company's share capital) had a beneficial interest in the Group's five largest customers or suppliers.

Report of the Directors (Cont'd)

RESULTS AND APPROPRIATIONS

Details of the Group's results for the year ended 31st December, 2001 are set out in the consolidated income statement on page 26 of this annual report.

The Directors do not recommend the payment of a dividend, and recommend that the accumulated deficit of approximately HK$2,252,049,000 at 31st December, 2001 be carried forward.

SHARE CAPITAL

Details of movements in share capital of the Company are set out in Note 27 to the accompanying financial statements.

RESERVES AND ACCUMULATED DEFICIT

Movements in reserves of the Group and the Company during the year are set out in Note 29 to the accompanying financial statements. Movements in accumulated deficit of the Group during the year are set out in the consolidated income statement on page 26 of this annual report.

As at 31st December, 2001, the Company's reserves of approximately HK$160,670,000 (subject to provisions under the Companies Act 1981 of Bermuda) were available for distribution to the Company's shareholders.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the year ended 31st December, 2001 and up to the date of this report.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda.

SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's subsidiaries and associates are set out in Notes 16 and 17 to the accompanying financial statements.

PROPERTIES AND EQUIPMENT, INVESTMENT PROPERTIES AND DEVELOPMENT PROPERTIES

Details of movements in properties and equipment, investment properties and development properties during the year are set out in Notes 13, 14 and 15, respectively, to the accompanying financial statements.

INTEREST CAPITALISED

During the year ended 31st December, 2001, the Group capitalised interest expenses of approximately HK$84,890,000 under development properties.

BANK BORROWINGS

Particulars of bank borrowings as at 31st December, 2001 are set out in Notes 21 and 24 to the accompanying financial statements.

RETIREMENT SCHEMES

Details of the retirement schemes are set out in Note 34 to the accompanying financial statements.

SUBSEQUENT EVENTS

Details of subsequent events are set out in Note 36 to the accompanying financial statements.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors who held office during the year and up to the date of this report are:

Executive directors	
Mr. Wei Wu	(Appointed on 29th January, 2002)
Mr. Qian Yong Wai	(Appointed on 29th January, 2002)
Mr. He Hui Min	(Appointed on 29th January, 2002)
Mr. Siu King Nin, Peter	(Appointed on 22nd October, 2001)
Mr. Wong Kwan	(Resigned on 29th January, 2002)
Mr. Yuen Hon Ming, Edwin	(Resigned on 20th October, 2001)
Mr. Wong Wai Hay	(Resigned on 29th January, 2002)

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS *(Cont'd)*

Non-executive director

Mr. Wei De Zhong	(Appointed on 29th January, 2002)
Mr. Chiang Ho Wai	(Appointed on 29th January, 2002)
Ms. Tsui Yan Ting, Jennifer	(Resigned on 20th April, 2001)

Independent non-executive directors

Mr. Leung Tze Hang, David	(Appointed on 19th October, 2001)
Mr. Lai Si Ming	(Appointed on 9th May, 2002)
Mr. Wen, Carson	(Resigned on 19th October, 2001)
Mr. Wong Yau Kuen	(Resigned on 29th January, 2002)

In accordance with clause 86(2) of the Company's Bye-laws, Messrs Wei Wu, Qian Yong Wai, He Hui Min, Wei De Zhong, Chiang Ho Wai and Lai Si Ming shall hold office until the forthcoming annual general meeting and will retire and, being eligible, will offer themselves for re-election. Messrs Siu King Nin, Peter and Leung Tze Hang, David will retire by rotation in accordance with clause 87 of the Company's Bye-laws and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

None of the directors has an unexpired service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2001, the directors of the Company had the following beneficial interests in the shares of the Company and its subsidiaries within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), as recorded in the Register of Directors' Interests required to be kept by the Company pursuant to Section 29 of the SDI Ordinance:

(i) The Company

Name	*Note(s)*	Number of shares	Percentage of shares outstanding
Mr. Wong Kwan	*a & b*	6,731,659,112	50.17%

Notes:

a. Charcon Assets Limited held 6,694,810,390 shares of the Company. The entire issued share capital of Charcon Assets Limited is beneficially owned by Mr. Wong Kwan. These interests of Mr. Wong Kwan in such shares are accordingly "corporate interests" as described in Practice Note 5 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

b. Mr. Wong Kwan held 36,848,722 shares of the Company. These interests of Mr. Wong Kwan are "personal interests" as described in Practice Note 5 of the Listing Rules.

(ii) Subsidiary - Pearl Glorious Investment Limited

Mr. Wong Kwan held 198 non-voting deferred shares at par value of HK$100,000 each in Pearl Glorious Investment Limited, which are subject to an option granted to Pearl Oriental (B.V.I.) Limited to purchase the said non-voting deferred shares for a consideration of HK$1 each, exercisable within a period of ten years from 23rd September, 1993.

Save as disclosed above, the Company had no notice of any interests required to be recorded under Section 29 of the SDI Ordinance as at 31st December, 2001.

Report of the Directors (Cont'd)

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURE

On 30th December, 1993, the Company adopted a share option scheme, under which it may grant options to employees of the Group (including executive directors of the Company) to subscribe for shares in the Company. Details of the scheme are set out in Note 28 to the accompanying financial statements. As at 31st December, 2001, Mr. Wong Kwan were granted share options to subscribe for 25,000,000 shares respectively in the Company at HK$0.234 per share exercisable during the period from 1st July, 2000 to 30th June, 2002.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries or holding companies a party to any arrangements to enable any of the Company's directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries or holding companies was a party and in which any of the Company's directors or members of its management had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2001, the following entities (not being a director or chief executive of the Company) had or was deemed to have interests, being 10% or more in the issued share capital of the Company recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance:

Name	Number of issued shares	Percentage holding
Charcon Assets Limited	6,694,810,390	49.89%

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at 31st December, 2001.

Report of the Directors (Cont'd)

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year covered by this annual report, except that the non-executive directors are not appointed for specific terms. However, the non-executive directors are subject to retirement by rotation and re-election at annual general meeting in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

In line with the requirements set by The Stock Exchange of Hong Kong Limited, the Group set up its audit committee in June 1999. The committee consists of two independent non-executive directors, Mr. Leung Tze Hang, David as Chairman and Mr. Wong Yau Kuen as member. Subsequent to the resignation of Mr. Wong Yau Kuen as independent non-executive director, Mr. Lai Si Ming was appointed independent non-executive Director on 9th May, 2002. The scope of the audit committee's responsibilities is defined and approved by the Directors in relation to various internal control and audit matters with a view to further improving our corporate governance.

SUMMARY OF FINANCIAL INFORMATION

A summary of the Group's financial information for the last five financial years is set out on page 4 of this annual report.

Report of the Directors (Cont'd)

AUDITORS

The accompanying financial statements were audited by Messrs. Arthur Andersen & Co, which do not seek re-appointment upon their retirement at the forthcoming annual general meeting. A resolution for the appointment of PricewaterhouseCoopers as the Company's auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.

On behalf of the Board of Directors,

Wei Wu

Chairman

Hong Kong, 17th May, 2002.

Report of the Auditors

ANDERSEN

Arthur Andersen & Co

21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditors' Report to the Shareholders of

THE SUN'S GROUP LIMITED

(Formerly known as Pearl Oriental Cyberforce Limited and Pearl Oriental Holdings Limited; incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 26 to 74 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Report of the Auditors (Cont'd)

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fundamental uncertainty relating to going concern basis of presentation

In forming our opinion, we have considered the adequacy of the disclosures made in Note 2 to the financial statements concerning the group's default on repayment of its bank borrowings totalling approximately HK$1,169 million as at 31st December, 2001, and whether the group's bankers will support the group and the group's debt restructuring proposals will be accepted by its bankers and can be successfully implemented, whether the group will be able to obtain new financing to meet its financial obligations as they fall due, and whether the group's properties can be realised at their book carrying value, among other things. The financial statements have been prepared on a going concern basis, the validity of which depends upon future funding being available and the success of the group's future operations. The financial statements do not include any adjustments relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that would result from the failure to obtain such funding and should the group's future operations not be successful. We consider that appropriate disclosures have been made. However, we consider this fundamental uncertainty to be so extreme that we have

Report of the Auditors (Cont'd)

disclaimed our opinion in respect of the appropriateness of the going concern basis of preparation of the financial statements.

Qualified opinion : Disclaimer on view given by financial statements

Because of the fundamental uncertainty relating to the group's ability to continue as a going concern, we are unable to form an opinion as to whether the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31st December, 2001 and of the loss and cash flows of the group for the year then ended. In all other respects, in our opinion the financial statements have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ARTHUR ANDERSEN & CO

Certified Public Accountants

Hong Kong, 17th May, 2002.

Consolidated Income Statement

For the year ended 31st December, 2001

(Expressed in Hong Kong dollars)

	Note	2001 $'000	2000 $'000 (Notes 3.b & 5)
Turnover			
Continuing operations		299,546	215,851
Discontinuing operations	5	175,860	112,230
	6	475,406	328,081
Cost of sales		(789,298)	(366,695)
Gross loss		(313,892)	(38,614)
Other revenue	6	33,206	23,069
Selling and marketing expenses		(1,510)	(18,566)
General and administrative expenses		(104,365)	(142,876)
Other operating expenses	7	(259,352)	(913,237)
Impairment of goodwill	3.b	–	(51,260)
Profit (Loss) from operations			
Continuing operations		(652,528)	(873,319)
Discontinuing operations	5	6,615	(268,165)
		(645,913)	(1,141,484)
Finance costs		(25,423)	(37,116)
Share of loss of associates		(832)	(25,077)
Loss before taxation	8	(672,168)	(1,203,677)
Taxation	10	2,203	11,232
Loss after taxation but before minority interests		(669,965)	(1,192,445)
Minority interests		(52)	29,980
Loss attributable to shareholders			
Continuing operations		(669,164)	(890,983)
Discontinuing operations	5	(853)	(271,482)
	11	(670,017)	(1,162,465)
Accumulated deficit, beginning of year		(1,582,032)	(419,567)
Accumulated deficit, end of year		(2,252,049)	(1,582,032)
Loss per share – Basic	12	(5.0) cents	(8.7) cents

Consolidated Statement of Recognised Gains and Losses

For the year ended 31st December, 2001

(Expressed in Hong Kong dollars)

	2001	2000
	$'000	*$'000*
		(Note 3.b)
Net (loss) gain not recognised in the consolidated income statement -		
Translation adjustments	(1,415)	180
Loss attributable to shareholders	(670,017)	(1,162,465)
Total recognised losses	(671,432)	(1,162,285)

Balance Sheets

As at 31st December, 2001

(Expressed in Hong Kong dollars)

		Consolidated		Company	
	Note	2001 $'000	2000 $'000	2001 $'000	2000 $'000
NON-CURRENT ASSETS					
Properties and equipment	13	89,837	198,987	-	-
Investment properties	14	368,800	467,150	-	-
Development properties	15	650,000	320,000	-	-
Investment in subsidiaries	16	-	-	59,024	731,118
Investment in associates	17	955	847	-	-
Long-term investment		-	18,000	-	-
Investment in securities		-	93	-	-
Total non-current assets		1,109,592	1,005,077	59,024	731,118
CURRENT ASSETS					
Development properties	15	320,000	1,280,000	-	-
Loans and other receivables	18	26,740	313,681	-	-
Completed properties for sale	19	480	13,000	-	-
Inventories		39	1,607	-	-
Trade receivables	20	6,413	16,527	-	-
Prepayments and deposits		6,338	12,928	-	1,141
Cash and bank deposits		9,962	18,343	25	169
Total current assets		369,972	1,656,086	25	1,310
CURRENT LIABILITIES					
Short-term bank borrowings	21	(1,169,411)	(1,612,071)	-	(41)
Loan payable	22	(12,424)	-	-	-
Trade payables	23	(69,590)	(91,431)	-	(995)
Deferred income and deposits from customers		(12,464)	(85,021)	-	-
Accrued liabilities and other payables		(41,718)	(16,159)	(3,649)	(1,367)
Due to a former director	4	(96,924)	(92,166)	-	-
Due to a related company	4	(127)	(8,933)	-	-
Taxation payable		(11,590)	(13,872)	-	-
Total current liabilities		(1,414,248)	(1,919,653)	(3,649)	(2,403)
Net current liabilities		(1,044,276)	(263,567)	(3,624)	(1,093)
Total assets less current liabilities		65,316	741,510	55,400	730,025

(To be continued)

Balance Sheets (Cont'd)
As at 31st December, 2001

(Expressed in Hong Kong dollars)

		Consolidated		Company	
	Note	2001 $'000	2000 $'000	2001 $'000	2000 $'000
NON-CURRENT LIABILITIES					
Long-term bank loans	24	-	-	-	-
MINORITY INTERESTS	26	(9,905)	(9,853)	-	-
Net assets		55,411	731,657	55,400	730,025
Represented by:					
SHARE CAPITAL	27	1,341,804	1,341,804	1,341,804	1,341,804
RESERVES	29	965,656	971,885	1,126,544	1,126,544
ACCUMULATED DEFICIT	30	(2,252,049)	(1,582,032)	(2,412,948)	(1,738,323)
Shareholders' equity		55,411	731,657	55,400	730,025

Approved by the Board of Directors on 17th May, 2002:

He Hui Min
Director

Siu King Nin, Peter
Director

Consolidated Cash Flow Statement

For the year ended 31st December, 2001

(Expressed in Hong Kong dollars)

	Note	2001 $'000	2000 $'000
OPERATING ACTIVITIES	31.a	238,778	74,562
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		1,874	1,288
Interest paid	31.c	(80,755)	(110,231)
		(78,881)	(108,943)
TAXATION			
Hong Kong profits tax paid		(79)	(495)
Overseas tax refund		-	3,705
		(79)	3,210
INVESTING ACTIVITIES			
Additions to properties and equipment		(5,422)	(17,239)
Additions to development properties		(43,942)	(68,796)
Proceeds from disposal of properties and equipment		5,161	30
Proceeds from disposal of investment properties		37,510	137,285
Proceeds from disposal of development properties		230,000	-
Net cash outflow from acquisition of subsidiaries		-	(32,280)
Proceeds from disposal of long-term investment		5,000	-
Net cash inflow from disposal of subsidiaries	31.b	100,723	-
Increase in investment in associates		(3)	(15,380)
Increase in advances to associates		(4,117)	(3,494)
Decrease in amount due from an investee company		145	-
Proceeds from disposal of investment in securities		54	26,508
Effect of foreign exchange rate changes		(298)	180
		324,811	26,814
Net cash inflow (outflow) before financing activities		484,629	(4,357)
FINANCING ACTIVITIES	31.c		
New bank loans		77,021	80,000
Repayment of bank loans		(566,788)	(245,328)
Increase in loan payable		11,600	-
Increase in amount due to a former director		500	91,882
Repayment of amount due to a former director		(1,711)	-
Increase in amount due to related companies		-	15,008
Repayment of amount due to related companies		(8,806)	(2,534)
Contribution from minority interests of a subsidiary		-	6,000
Issuance of shares to minority interests of subsidiaries		-	2,620
		(488,184)	(52,352)
Decrease in cash and cash equivalents		(3,555)	(56,709)
CASH AND CASH EQUIVALENTS, beginning of year		(2,334)	54,375
CASH AND CASH EQUIVALENTS, end of year	31.d	(5,889)	(2,334)

Notes To The Financial Statements

(Amounts expressed in Hong Kong dollars unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

The Sun's Group Limited ("the Company") was incorporated in Bermuda on 20th September, 1993 as an exempted company with limited liability under the Companies Act 1981 of Bermuda. Its shares have been listed on The Stock Exchange of Hong Kong Limited since January 1994. In May 2001, the Company changed its name from Pearl Oriental Cyberforce Limited to Pearl Oriental Holdings Limited. In May 2002, the Company further changed its name from Pearl Oriental Holdings Limited to The Sun's Group Limited, the present one (see Note 36.e).

The Company is an investment holding company. During the year ended 31st December, 2001, the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") were principally engaged in property investment and development, financial services, telecommunications and internet businesses (see Note 16). Subsequent to the year end, the Group ceased its telecommunications and internet businesses (see Note 5).

2. GOING CONCERN BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared on the going concern basis.

For the year ended 31st December, 2001, the Group reported a loss attributable to shareholders of approximately $670,017,000. As at 31st December, 2001, the Group had a net working capital deficiency of approximately $1,044,276,000, and during the year ended 31st December, 2001, the Group's shareholders' equity was reduced substantially from approximately $731,657,000 to approximately $55,411,000. In addition, the Group has defaulted on repayment of principal and interest on its bank borrowings, totalling approximately $1,169,411,000 as at 31st December, 2001, which have been classified as current liabilities in the consolidated financial statements as at that date. Starting from May 2001, the Group's bankers have taken various actions including, but not limited to, the issuance of demand notices or writs of summons for immediate repayment of substantially all of the Group's bank borrowings, and the appointment of receivers in some cases who have obtained possession of certain properties which have been mortgaged to the banks as collateral for the bank borrowings.

As at 31st December, 2001, Mr. Wong Kwan, a director of the Company up to 29th January, 2002 and a substantial shareholder of the Company, had advanced to the Group approximately $96,924,000 to help finance the Group's operations (see Note 4.b). Subsequent to 31st December, 2001, Mr. Wong Kwan and another substantial shareholder of the Company, which became a substantial shareholder by acquiring its shareholding from Mr. Wong Kwan, advanced to the Group a total of approximately $43,450,000 to help finance the Group's operations (see Notes 4.b and 4.e). In addition, subsequent to 31st December, 2001, Mr. Wong Kwan waived certain amounts owing to him by the Group amounting to approximately $48,000,000 (see Note 4.b).

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

2. GOING CONCERN BASIS OF PREPARATION OF FINANCIAL STATEMENTS *(Cont'd)*

In the absence of alternative sources of funding to settle its bank borrowings, the Group has been negotiating with the individual banks to restructure the repayment terms of certain of its bank borrowings, to convert some of its bank borrowings into shares and/or convertible notes to be issued by the Company, to release the Group from its obligations to repay some of its bank borrowings, and to provide new credit facilities to the Group. Details of the debt restructuring proposals submitted to the banks and the agreements reached with the banks up to the date of approval of these financial statements are summarised below:

(i) The Group repaid an amount of approximately $22 million to a bank in February 2002 and reached a standstill agreement with the bank in April 2002 with respect to the remaining balance of the bank borrowing (which amounted to approximately $337 million as at 31st December, 2001) until 31st May, 2002. The Group has submitted a debt restructuring proposal to the bank and is still negotiating with the bank in respect of the detailed terms of the proposal;

(ii) The Group repaid an amount of $5 million to a bank in March 2002 and is in the process of finalising an agreement with the bank to restructure the remaining balance of the bank borrowing (which amounted to approximately $103 million as at 31st December, 2001) into loans repayable according to an agreed schedule extending to 2012;

(iii) The Group repaid an amount of approximately $4 million to a bank in February 2002 and is currently negotiating with the bank to restructure the remaining balance of the bank borrowing (which amounted to approximately $49 million as at 31st December, 2001) into a 10-year installment loan extending to 2012;

(iv) The Group is negotiating with a bank to restructure outstanding bank borrowings which amounted to approximately $578 million as at 31st December, 2001. The debt restructuring proposal submitted to the bank involves, among others, the Group's intention to raise additional funds by way of a rights issue and placement of shares; and

(v) The Group gave consent to a bank for the bank to transfer an unsecured loan (which amounted to approximately $102 million as at 31st December, 2001) to a third-party non-bank company in connection with the bank's sale of the loan to the third-party non-bank company at a discount.

A substantial portion of the Group's trade and other payables were due for repayment as at 31st December, 2001. Due to the lack of liquidity, the Group has delayed repayment and is currently negotiating with the creditors to release the Group from its obligations to repay some of the amounts owing by the Group and to repay the remaining balance by installments.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

2. GOING CONCERN BASIS OF PREPARATION OF FINANCIAL STATEMENTS *(Cont'd)*

Substantially all of the Group's properties (including investment properties, development properties, completed properties for sale and leasehold land and buildings) have been mortgaged to the banks as collateral for the Group's bank borrowings totalling approximately $1,169,411,000. As at 31st December, 2001, these properties were stated in the consolidated balance sheet with an aggregate amount of approximately $1,412,426,000, majority of which were stated at open market value as determined by independent qualified valuers. The valuations were prepared on the assumption that, among others, both the buyers and the sellers would be acting without compulsion and there will be a reasonable period for the marketing of the properties, the agreement of price and other terms and the completion of the sale. However, if the Group is forced to dispose of any of its properties within a short period of time, the Company's Directors and management are of the view that the ultimate amounts recoverable from these properties would be substantially less than the carrying amount as at 31st December, 2001.

The aforementioned factors raise substantial doubt about the Group's ability to continue as a going concern. The Company's Directors and management believe that continued support will be obtained from the Group's bankers and the Group's debt restructuring proposals will be accepted by its bankers and can be successfully implemented, that the Group will be able to obtain new financing to meet its financial obligations as they fall due, that the Group's properties can be realised at their book carrying value, and the Group's future operations will be successful. Accordingly, the financial statements have been prepared on the going concern basis. Should the continuing support of the bankers, successful restructuring of repayment and additional financing not be forthcoming and/or should the Group's future operations not be successful, the Group would be unable to realise the carrying value of the majority of its assets and repay its creditors, including the banks.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Principal accounting policies are summarised below:

a. Basis of measurement

The financial statements have been prepared on the historical cost basis as modified by stating investment properties at open market value as explained in Note 3.l.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

b. Adoption of new/revised Statements of Standard Accounting Practice

Effective from the year ended 31st December, 2001, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 10 (revised)	Accounting for investments in associates
SSAP 14 (revised)	Leases
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

The effects of changes in the Group's accounting policies resulting from the adoption of these new SSAPs are set out below:

(i) SSAP 26 – Segment reporting

The Group has disclosed segment information in Note 32 to the financial statements.

(ii) SSAP 30 – Business combinations

Prior to 1st January, 2001, goodwill was eliminated against reserves in the year in which it arose. With the introduction of SSAP 30, goodwill arising on or after 1st January, 2001 is capitalised in the balance sheet and is amortised to the income statement on a straight-line basis over its estimated economic life. The Group has taken advantage of the transitional provisions in SSAP 30 whereby all goodwill arising from acquisitions before 1st January, 2001, previously eliminated against reserves, has not been restated, and any subsequent impairment of such goodwill is recognised in the income statement in accordance with SSAP 31 – Impairment of assets. Following the transitional provisions of SSAP 30, where an impairment loss has arisen since the date of acquisition on goodwill previously eliminated against reserves, this change in accounting policy for recognition of goodwill impairment has been applied retrospectively and the impairment losses have been recognised as a prior year adjustment in accordance with SSAP 2 – Net profit or loss for the period, fundamental errors and changes in accounting policies. In this respect, impairment losses of approximately $236,019,000 on goodwill previously eliminated against reserves have been assessed by the Group, of which approximately $51,260,000 related to 2000 and has been recorded in the income statement of that year. The balance of approximately $184,759,000 related to years prior to 2000 and has no impact on the 2000 financial statements as it had been previously eliminated against retained profit/accumulated deficit.

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

b. Adoption of new/revised Statements of Standard Accounting Practice *(Cont'd)*

In addition to the adoption of the above standards, the Group has adopted the consequential changes made to SSAP 10 - Accounting for investments in associates, SSAP 17 - Property, plant and equipment, SSAP 18 - Revenue, and SSAP 21 - Accounting for interests in joint ventures. The Company's Directors and management consider that the consequential changes made to the above SSAPs do not have a material impact on the consolidated financial statements of the Group.

The 2000 comparative figures presented herein have incorporated the effect of adjustments, where applicable, resulting from the adoption of the new SSAPs.

c. Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together "the Group"), together with the Group's share of post-acquisition profits/losses and reserves of its associates under the equity method of accounting. The results of subsidiaries and associates acquired or disposed of during the year are recorded from or to their effective dates of acquisition or disposal. Significant intra-group transactions and balances have been eliminated on consolidation.

d. Goodwill

Goodwill represents the difference between the fair value of the consideration given and the Group's share of the aggregate fair values of the identifiable net assets acquired. Goodwill is recognised as an asset in the balance sheet and is amortised to the income statement on a straight-line basis over its estimated economic life. The carrying value of goodwill is assessed periodically or when factors indicating an impairment are present. Any impairment of goodwill is recognised as an expense in the period in which the impairment occurs.

e. Subsidiaries

A subsidiary is a company over which the Group can exercise control, which is normally evidenced when the Group has the power to govern its financial and operating policies so as to benefit from its activities. In the Company's financial statements, investment in subsidiaries is stated at cost less any impairment loss, while income from subsidiaries is recorded to the extent of dividends received and receivable.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

f. Associates

An associate is a company over which the Group has significant influence, but not control or joint control, over its financial and operating policy decisions. In the consolidated financial statements, investment in associates is accounted for under the equity method of accounting, whereby the investment is initially recorded at cost and is adjusted thereafter to recognise the Group's share of the post-acquisition results of associates, distributions received from associates, other necessary alterations in the Group's proportionate interest in associates arising from changes in the equity of associates that have not been included in the income statement of associates, amortisation of the difference between the cost of investment and the Group's share of the aggregate fair value of the identifiable net assets acquired at the date of acquisition (goodwill), and any impairment loss. The Group's share of post-acquisition results of associates is included in the consolidated income statement.

g. Turnover and revenue recognition

Turnover represents (i) the contracted value for sale of properties; (ii) rental income from leasing of investment properties; (iii) revenue from hotel operations; (iv) fees for the provision of telecommunications services and internet services; and (v) interest income from loans receivable.

Revenue is recognised when the outcome of a transaction can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is recognised on the following bases:

(i) Sale of properties is recognised upon completion of the sales contract. Payments received from purchasers prior to completion are recorded as deposits from customers.

(ii) Rental income from investment properties is recognised on a straight-line basis over the terms of the leases.

(iii) Revenue from hotel operations is recognised when the related services are rendered.

(iv) Revenue from the provision of telecommunications services and internet services is recognised when the related services are rendered. Deposits or advance payments from customers prior to provision of services are recorded as deferred income.

(v) Interest income is recognised on a time proportion basis on the principal outstanding and at the rates applicable.

(vi) Gain or loss from sale of investment in securities is recognised on the trade date.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

h. Taxation

Individual companies within the Group provide for profits tax on the basis of their profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for profits tax purposes.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except when it is considered that no liability will arise in the foreseeable future. Deferred tax assets are not recognised unless the related benefits are expected to crystallise in the foreseeable future.

i. Staff retirement benefits

Costs of staff retirement benefits are recognised as an expense in the period in which the staff's services are rendered.

j. Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use or sale are capitalised as part of the cost of that asset at rates based on the actual cost of the specific borrowings. All other borrowing costs are recognised as an expense in the period in which they are incurred.

k. Properties and equipment and depreciation

Properties and equipment are stated at cost less accumulated depreciation and any impairment loss. Major expenditures on modifications and betterments of properties and equipment which will increase their future economic benefits are capitalised, while expenditures on maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis to write off the cost less estimated residual value of each asset over its estimated useful life. The annual rates of depreciation are as follows:

Leasehold land	2% (lease term)
Buildings	4%
Operating equipment	33% to 50%
Furniture and office equipment	15% to 30%
Motor vehicles and vessels	20% to 30%

The depreciation methods and useful lives are reviewed periodically to ensure that the methods and rates of depreciation are consistent with the expected pattern of economic benefits from properties and equipment.

Gains and losses on disposal of properties and equipment are recognised in the income statement based on the net disposal proceeds less the then carrying amount of the assets.

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

l. Investment properties

Investment properties are interests in leasehold land and buildings in respect of which construction and development work have been completed and which are held for their long-term investment potential. These properties are included in the balance sheet at their open market value on the basis of an annual valuation by independent qualified valuers. All changes in value of investment properties are dealt with in the investment properties revaluation reserve unless the total of this reserve is insufficient to cover a deficit on a portfolio basis, in which case the net deficit is recognised as an expense in the income statement. When an investment property is disposed of, previously recognised revaluation surpluses, if any, are reversed and the gain or loss on disposal reported in the income statement is determined based on the net disposal proceeds less the original cost or the then carrying value of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on the then carrying value over the unexpired lease term.

m. Development properties

Development properties include interests in leasehold land and buildings under development, and are stated at cost less any impairment loss. The cost of development properties includes the original costs of leasehold land and buildings, development and construction expenditures incurred, borrowing costs directly attributable to construction of such properties and other direct costs. No depreciation is provided for development properties.

n. Loans receivable

Loans to customers together with accrued interest are stated in the balance sheet after deducting specific and general provisions for possible loan losses. Specific provisions are made against the outstanding balance of loans where, in the opinion of management, recovery is doubtful. General provisions relate to exposures not specifically identified but known from experience to exist in the current portfolio. The provisions made are based on estimates made by management and are reviewed periodically. Adjustments are made when considered necessary.

o. Completed properties for sale

Completed properties for sale are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling prices in the ordinary course of business as determined by management with reference to the prevailing market conditions, less selling and marketing expenses.

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

p. Inventories

Inventories, primarily consisting of telecommunications equipment, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method of costing and includes costs incurred in bringing the goods to their present location and condition. Net realisable value is based on estimated selling prices in the ordinary course of business, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period when the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

q. Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss representing the difference between the carrying amount and the recoverable amount of an asset, is recognised in the income statement. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognised in a prior year is recorded when there is an indication that the losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the income statement.

r. Provisions and contingencies

A provision is recognised when there is a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

3. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

r. Provisions and contingencies *(Cont'd)*

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

s. Operating leases

Operating leases represent those leases under which substantially all the rewards and risks of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

t. Subsequent events

Post-year-end events that provide additional information about financial position as at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

u. Foreign currency translation

Individual companies within the Group maintain their books and records in the primary currencies of their respective operations ("functional currencies"). In the accounts of the individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions; monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date. Exchange gains or losses are dealt with in the income statements of the individual companies.

The Group prepares consolidated financial statements in Hong Kong dollars. For the purpose of consolidation, assets and liabilities of subsidiaries with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date; while income and expense items are translated into Hong Kong dollars at the average applicable exchange rates during the year. Exchange differences arising from such translation are dealt with as movements in cumulative translation adjustments.

v. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

4. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Significant transactions and balances with related parties are summarised as follows:

a. During the year ended 31st December, 2001, the Group paid professional fees totalling approximately $3,482,000 (2000 – $1,567,000) to Messrs. Siao, Wen and Leung under normal commercial terms. Messrs. Siao, Wen and Leung is a firm of solicitors where Mr. Carson Wen, a non-executive director of the Company up to 19th October, 2001, is a partner.

b. As at 31st December, 2001, the amount due to a former director of the Company of approximately $96,924,000 (2000 – $92,166,000) represented short-term advances from Mr. Wong Kwan (a director of the Company up to 29th January, 2002 and a substantial shareholder of the Company), together with accrued interest. Such amount was unsecured, bore interest at Hong Kong prime lending rate and had no pre-determined repayment terms. During the year ended 31st December, 2001, interest on these advances amounted to approximately $6,358,000 (2000 – $4,066,000).

   Subsequent to 31st December, 2001, Mr. Wong Kwan advanced to the Group an additional amount of approximately $10,000,000 and waived certain amounts owing to him by the Group of approximately $48,000,000. The remaining balance was replaced by a new shareholder loan, which is unsecured, bears interest at Hong Kong prime lending rate and is repayable by 29th July, 2002.

c. The outstanding balance with a related company was unsecured, non-interest bearing and had no pre-determined repayment terms.

d. In December 2001, the Group entered into an agreement to dispose of certain subsidiaries engaged in the telecommunications and internet businesses and certain other assets, with an aggregate net book value of approximately $9,161,000 as at 31st December, 2001, to Mr. Wong Kwan (a director of the Company up to 29th January, 2002 and a substantial shareholder of the Company) for cash consideration of $30,000,000. Completion of the disposal took place in February 2002.

e. Subsequent to 31st December, 2001, a substantial shareholder of the Company, which became a substantial shareholder by acquiring its shareholding from Mr. Wong Kwan, advanced to the Group a total of approximately $33,450,000, which is unsecured, bears interest at Hong Kong prime lending rate and is repayable by 29th July, 2002.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

5. DISCONTINUING OPERATIONS

In October 2000, the Group entered into an agreement to dispose of its entire interest in Aniwell Investments Limited, which was engaged in hotel operations, for cash consideration of $100,000,000. Completion of the disposal took place on 29th January, 2001. Thereafter, the Group ceased its hotel operations business. The results of Aniwell Investments Limited for the period ended 29th January, 2001 and for the year ended 31st December, 2000 are presented as discontinuing operations in the consolidated income statement.

In December 2001, the Group entered into an agreement to dispose of certain subsidiaries engaged in the telecommunications and internet businesses (see Note 4.d). Completion of the disposal took place in February 2002. Thereafter, the Group ceased its telecommunications and internet businesses, the results of which are presented as discontinuing operations in the consolidated income statement for the year ended 31st December, 2001. The consolidated income statement for the year ended 31st December, 2000 has been restated to present the results of the Group's telecommunications and internet businesses as discontinuing operations.

The results of the discontinuing operations were:

	2001 *$'000*	2000 *$'000*
Turnover	175,860	112,230
Cost of sales	(131,561)	(84,917)
Gross profit	44,299	27,313
Other revenue	28,825	669
Selling and marketing expenses	(524)	(14,233)
General and administrative expenses	(63,264)	(97,064)
Other operating expenses	(2,721)	(133,590)
Impairment of goodwill	-	(51,260)
Profit (loss) from operations	6,615	(268,165)
Finance costs	(7,755)	(8,526)
Share of loss of associates	(832)	(25,077)
Loss before taxation	(1,972)	(301,768)
Taxation	1,171	306
Loss after taxation but before minority interests	(801)	(301,462)
Minority interests	(52)	29,980
Loss attributable to shareholders	(853)	(271,482)

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

6. TURNOVER AND REVENUE

Analysis of turnover and revenue in the consolidated income statement is as follows:

	2001 $'000	2000 $'000
Continuing operations –		
Property investment and development	292,085	215,287
Financial services, including money lending	7,461	564
	299,546	215,851
Discontinuing operations –		
Hotel operations	940	13,525
Telecommunications services	159,938	65,847
Internet services	14,982	32,858
	175,860	112,230
Total turnover	475,406	328,081
Gain on disposal of investment in securities	–	11,199
Gain on disposal of subsidiaries	24,856	–
Net gain on disposal of properties and equipment	3,304	–
Write-back of provision for doubtful receivables	–	10,000
Interest income from bank deposits	1,874	1,288
Others	3,172	582
Total other revenue	33,206	23,069
Total revenue	508,612	351,150

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

7. OTHER OPERATING EXPENSES

Other operating expenses in the consolidated income statement consisted of:

	2001 $'000	2000 $'000
Continuing operations -		
Deficit on revaluation of investment properties, net of write-back of deferred taxation of approximately $1,818,000 in 2000	(64,797)	(49,320)
Impairment losses of development properties and completed properties for sale	(176,750)	(507,771)
Provision for/Write-off of bad and doubtful loans receivable, after consideration of the value of the underlying collateral	-	(211,794)
Loss on disposal/Impairment loss of long-term investment, after consideration of the value of the underlying assets of the investee	(12,855)	(8,400)
Provision for advances to associates	(2,190)	-
Loss on investment in securities	(39)	(2,362)
	(256,631)	(779,647)
Discontinuing operations -		
Loss on revaluation of hotel property	-	(100,014)
Loss on disposal of subsidiaries	(1,731)	-
Impairment loss of telecommunications equipment	-	(26,564)
Provision for advances to associates	(990)	(7,012)
	(2,721)	(133,590)
	(259,352)	(913,237)

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

8. LOSS BEFORE TAXATION

Loss before taxation in the consolidated income statement was determined after charging the following items, other than revenue disclosed in Note 6 and other operating expenses disclosed in Note 7:

	2001 $'000	2000 $'000
Interest on		
- bank overdrafts and loans wholly repayable within five years	132,299	181,044
- short-term advances from a former director	6,358	4,066
- loan payable	824	-
	139,481	185,110
Less:		
- amounts included in cost of sales	(29,168)	(62,438)
- amounts capitalised in relation to development properties *	(84,890)	(85,556)
	25,423	37,116
Cost of inventories and services	789,298	366,695
Staff costs (including directors' emoluments)	45,015	50,565
Operating lease rentals in respect of premises	5,431	6,463
Provision for bad and doubtful trade receivables	49	3,234
Depreciation of properties and equipment	9,450	18,563
Net loss on disposal of properties and equipment	-	800
Net exchange loss	52	2,063
Auditors' remuneration	1,300	1,388

* *The average interest rate of borrowing costs capitalised for the year ended 31st December, 2001 was approximately 11.7% per annum (2000 – 10.4% per annum).*

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

9. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

a. Details of directors' emoluments are:

	2001 $'000	2000 $'000
Fees for		
- executive directors	-	-
- non-executive director	200	100
- independent non-executive directors	150	200
Other emoluments for executive directors		
- Basic salaries and allowances	6,042	4,391
- Bonuses	-	980
- Retirement scheme contributions	35	-
	6,427	5,671

No directors waived any emoluments during the year. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any director during the year.

Analysis of directors' emoluments by number of directors and emolument ranges is as follows:

	2001	2000
Executive directors		
- Nil to $1,000,000	2	1
- $1,000,001 to $1,500,000	-	1
- $1,500,001 to $2,000,000	1	-
- $3,000,001 to $3,500,000	1	-
- $3,500,001 to $4,000,000	-	1
	4	3
Non-executive director /Independent non-executive directors		
- Nil to $1,000,000	4	4
	8	7

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

9. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(Cont'd)*

b. Details of emoluments of the five highest paid individuals (including directors and other employees) are:

	2001 *$'000*	2000 *$'000*
Basic salaries and allowances	6,877	6,685
Bonuses	–	980
Retirement scheme contributions	59	–
	6,936	7,665

Three (2000 – Two) of the highest paid individuals were directors of the Company, whose emoluments are included in Note 9.a.

During the year, no emolument of the five highest paid individuals (including directors and other employees) was incurred as inducement to join or upon joining the Group or as compensation for loss of office.

Analysis of emoluments of the five highest paid individuals (including directors and other employees) by number of individuals and emolument ranges is as follows:

	2001	2000
Nil to $1,000,000	3	3
$1,000,001 to $1,500,000	–	1
$1,500,001 to $2,000,000	1	–
$3,000,001 to $3,500,000	1	–
$3,500,001 to $4,000,000	–	1
	5	5

10. TAXATION

Taxation in the consolidated income statement consisted of:

	2001 *$'000*	2000 *$'000*
Current taxation –		
Hong Kong profits tax		
– Provision for current year	(45)	–
– Write-back of over-provision in prior years	1,077	7,527
– Refund	–	3,705
Canadian income tax		
– Write-back of over-provision in prior years	1,171	–
	2,203	11,232

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

10. TAXATION *(Cont'd)*

The Company is exempt from taxation in Bermuda until 2016. Hong Kong profits tax has been provided at 16% of the assessable profit arising in or deriving from Hong Kong. No overseas taxation was provided as the subsidiaries operating overseas had no taxable income during the year.

For the year ended 31st December, 2001, unprovided deferred taxation, primarily representing the tax effect of the current year tax loss, amounted to approximately $68,028,000 (2000 - $77,988,000).

11. LOSS ATTRIBUTABLE TO SHAREHOLDERS

During the year ended 31st December, 2001, the consolidated loss attributable to shareholders included a loss of approximately $674,625,000 (2000 - $1,201,127,000) dealt with in the financial statements of the Company.

12. LOSS PER SHARE

The calculation of basic loss per share for the year ended 31st December, 2001 was based on the consolidated loss attributable to shareholders of approximately $670,017,000 (2000 - 1,162,465,000) and on the weighted average number of approximately 13,418,040,000 shares (2000 - 13,402,917,000 shares) in issue during the year.

No diluted loss per share is presented as the outstanding share options were anti-dilutive.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

13. PROPERTIES AND EQUIPMENT

a. Movements of properties and equipment (consolidated) were:

	2001						2000
	Hotel property $'000	Leasehold land and buildings $'000	Operating equipment $'000	Furniture and office equipment $'000	Motor vehicles and vessels $'000	Total $'000	Total $'000
Cost or Valuation							
Beginning of year	100,000	80,729	72,146	8,604	28,251	289,730	352,287
Attributable to acquisition of subsidiaries	-	-	-	-	-	-	23,053
Attributable to disposal of subsidiaries	(100,000)	-	(8,109)	(3,243)	-	(111,352)	-
Additions	-	39	5,161	222	-	5,422	17,239
Disposals	-	(1,081)	(7,831)	(525)	(2,670)	(12,107)	(2,835)
Deficit on revaluation	-	-	-	-	-	-	(100,014)
Translation adjustments	-	-	(1,260)	-	-	(1,260)	-
End of year	-	79,687	60,107	5,058	25,581	170,433	289,730
Representing:							
At cost	-	79,687	60,107	5,058	25,581	170,433	189,730
At valuation	-	-	-	-	-	-	100,000
	-	79,687	60,107	5,058	25,581	170,433	289,730
Accumulated depreciation/ impairment loss							
Beginning of year	-	5,199	53,668	4,043	27,833	90,743	47,621
Provision for the year	-	975	7,047	1,188	240	9,450	18,563
Attributable to disposal of subsidiaries	-	-	(7,319)	(1,885)	-	(9,204)	-
Disposals	-	(433)	(6,957)	(190)	(2,670)	(10,250)	(2,005)
Translation adjustments	-	-	(120)	(23)	-	(143)	-
Impairment loss	-	-	-	-	-	-	26,564
End of year	-	5,741	46,319	3,133	25,403	80,596	90,743
Net book value							
End of year	-	73,946	13,788	1,925	178	89,837	198,987
Beginning of year	100,000	75,530	18,478	4,561	418	198,987	304,666

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

13. PROPERTIES AND EQUIPMENT *(Cont'd)*

b. Leasehold land and buildings:

The geographical location and tenure of title of land and buildings are analysed as follows:

	2001 *$'000*	2000 *$'000*
Hong Kong		
- long-term leases	73,946	75,297
- medium-term leases	-	233
	73,946	75,530

All of the leasehold land and buildings are mortgaged as collateral for the Group's banking facilities (see Note 35).

14. INVESTMENT PROPERTIES

Movements of investment properties (consolidated) were:

	2001 *$'000*	2000 *$'000*
Beginning of year	467,150	658,100
Disposals	(33,553)	(139,812)
Deficit on revaluation	(64,797)	(51,138)
End of year	368,800	467,150

The geographical location and tenure of title of investment properties are analysed as follows:

	2001 *$'000*	2000 *$'000*
Hong Kong		
- long-term leases	304,800	387,150
- medium-term leases	64,000	80,000
	368,800	467,150

Investment properties are stated at open market value at 31st December, 2001 as determined by Vigers Hong Kong Limited, independent qualified valuers. Investment properties of approximately $368,000,000 (2000 - $465,250,000) are mortgaged as collateral for the Group's banking facilities (see Note 35).

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

14. INVESTMENT PROPERTIES *(Cont'd)*

Investment properties with a carrying amount of approximately $100,100,000 (2000 - Nil) as at 31st December, 2001, are in the possession of one of the Group's bankers as mortgagee as a result of the Group's default on repayment of its bank borrowings as described in Note 2.

Details of the investment properties as at 31st December, 2001 are as follows:

Location	Group's interest	Existing use
Shop 1 & 2 on Ground Floor, Car Parking Spaces No.1 & 2 on Ground Floor, 8, 9, 11, 13 & 15 on 1st Floor, 28, 29, 30, 31, 32, 33, 35, 36 & 38 on 2nd Floor, 39, 40, 41, 43, 45, 46, 48, & 49 on 3rd Floor, 60, 61, 62 & 63 on 4th Floor, Flat Roof on 4th Floor, 9th, 10th, 13th, 16th, Unit 1702 on 17th, 22nd, 23rd and 26th Floor, Roof and Upper Roof and External Walls of Pearl Oriental Centre, No. 200 Gloucester Road, Wanchai, Hong Kong	100%	Commercial
2nd, 3rd, 8th, 9th, 10th, 11th, 13th, 14th, 17th and 18th Floor, Pearl Oriental Tower, No. 225 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong	100%	Commercial
15th Floor, Pearl Oriental House, Nos. 58 to 64 Stanley Street, Central, Hong Kong	100%	Commercial

15. DEVELOPMENT PROPERTIES

Movements of development properties (consolidated) were:

	2001 $'000	2000 $'000
Beginning of year	1,600,000	1,950,000
Additions	128,832	154,352
Disposal *	(582,216)	-
Impairment loss, representing deficit on revaluation	(176,616)	(504,352)
End of year	970,000	1,600,000
Classified under :		
Non-current assets	650,000	320,000
Current assets	320,000	1,280,000
	970,000	1,600,000

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

15. DEVELOPMENT PROPERTIES *(Cont'd)*

Development properties are classified as current assets in cases where the Group intends and has specific plans to dispose of the properties; otherwise they are classified as non-current assets.

The geographical location and tenure of development properties are analysed as follows:

	2001 *$'000*	2000 *$'000*
Hong Kong		
– long-term leases	650,000	1,280,000
– medium-term leases	320,000	320,000
	970,000	1,600,000

* *Due to the Group's default on repayment of its bank borrowings, development properties with a carrying amount of approximately $582,216,000 were possessed by a bank and disposed of during the year for a consideration of approximately $230,000,000, resulting in a loss of approximately $352,216,000, which is included in the gross loss in the consolidated income statement.*

Impairment loss on development properties was determined based on the open market value of the properties as at 31st December, 2001, which was determined by Vigers Hong Kong Limited, independent qualified valuers. All of the development properties are mortgaged as collateral for the Group's banking facilities (see Note 35).

Details of the development properties as at 31st December, 2001 were as follows:

Location	Group's interest	Stage of construction	Expected completion date	Expected use	Gross floor area *(square meters)*
Pearl Grand Parc & Hotel, Nos. 304-314 Des Voeux Road West, Sai Ying Pun, Hong Kong	65%	In process of conversion into hotel property	End of 2002	Hotel	14,405
Skyhigh, 10 Pollock Path, The Peak, Hong Kong	100%	In process of site formation and foundation work	Early 2004	Residential	2,034

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENT IN SUBSIDIARIES

In the Company's balance sheet, investment in subsidiaries consisted of:

	2001 *$'000*	2000 *$'000*
Unlisted shares, at cost	295,570	295,570
Due from subsidiaries	2,871,925	2,881,715
Due to subsidiaries	-	(8,470)
	3,167,495	3,168,815
Less: Impairment loss	(3,108,471)	(2,437,697)
	59,024	731,118

All outstanding balances with subsidiaries were unsecured, non-interest bearing and without pre-determined repayment terms.

The underlying value of the investment in subsidiaries was, in the opinion of the Company's Directors and management, not less than its carrying value as at 31st December, 2001.

Details of the principal subsidiaries as at 31st December, 2001, all held indirectly by the Company except Pearl Enterprises (B.V.I.) Limited, were:

Name	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of equity interest held	Principal activities
AIC Asia International Services Corp.	Canada	CAD567,500	49% (i)	Telecommunication services and investment holding
AIC Asia International Services (Alberta) Corp.	Canada	CAD10,000	49%(i)	Telecommunication services
AIC Asia International Services (Ontario) Corp.	Canada	CAD1,000	49%(i)	Telecommunication services
AIC (Asia Pacific) Limited	British Virgin Islands	US$92	51%	Investment holding
AIC Canada (Hong Kong) Limited	Hong Kong	$100	51%	Telecommunication services
AIC Telecom (UK) Limited	The United Kingdom	£10,000	51%	Telecommunication services
AICOM Data Services Inc.	Canada	CAD100	49% (i)	Provision of internet access services

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENT IN SUBSIDIARIES *(Cont'd)*

Name	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of equity interest held	Principal activities
Asia Business Communications, Inc.	The United States of America	US$8,000,000	65%	Telecommunication services
Best Chance Industries Limited	Hong Kong	$2	100%	Investment holding
Champking Investment Limited	Hong Kong	$2	100%	Property investment
Charter Enterprises (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Cosine Systems Limited	British Virgin Islands	US$1	100%	Investment holding
Crown Score Investment Limited	Hong Kong	$10,000	100%	Investment holding
Cybertimes Network Hong Kong Limited	Hong Kong	$1,000,000	70%	Internet portal
E-Link Technology Limited	British Virgin Islands	US$1	100%	Investment holding
E-Tech Canada Limited	Canada	Common CAD1,000	70%	Chinese medicine health portal
		Preference CAD201,559	70%	
Ebid International Limited	Hong Kong	$21,600,000	60%	Internet auction and e-commerce
Elffa Limited	Hong Kong	$10,000	100%	Investment holding
Fair Capital Properties Limited	Hong Kong	$10,000	100%	Property investment
Goldkey Industries Limited	Hong Kong	$10,000	100%	Property investment
Grandcyber Corporation Limited	Hong Kong	$10,000	100%	Investment holding
Grandcyber Corporation Limited	Cayman Islands	$0.1	100%	Investment holding
Halmaro Enterprises Limited	Hong Kong	"A" Share $200	100%	Property investment
Healthforce Inc.	British Virgin Islands	US$1	100%	Investment holding

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENT IN SUBSIDIARIES *(Cont'd)*

Name	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of equity interest held	Principal activities
Healthphone Corporation	British Virgin Islands	US$1,000,000	70%	Investment holding
Jade Capital Industrial Limited	Hong Kong	$30,000,000	100%	Investment holding
Lucky Ocean International Limited	Hong Kong	$2	100%	Property investment
Lucky Rainbow Limited	Hong Kong	$2	100%	Property development
Margaux Capital Asia Limited	Hong Kong	$6,000,000	100%	Investment advisory
Margaux Capital Limited	Hong Kong	$2	100%	Investment holding
Margaux Finance Limited	Hong Kong	$100,000,000	100%	Money lending and financial advisory services
Mobile One Limited	Hong Kong	$10,000,000	100%	Telecommunication services
Pearl Capital & Marketing (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Pearl Century Limited	Hong Kong	$2	100%	Property investment and development
Pearl Development (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Pearl Enterprises (B.V.I.) Limited	British Virgin Islands	US$10,000	100%	Investment holding
Pearl Fame Development Limited	Hong Kong	$2	100%	Property investment and development
Pearl Glorious Investment Limited	Hong Kong	Ordinary $10,000 Deferred $20,000,000 (ii)	100% -	Investment holding, property investment, project management and consultancy
Pearl Hospitality Investment (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Pearl International Hotels Limited	Hong Kong	$1,000,000	100%	Hotel management and consultancy services and investment holding
Pearl International Hotels (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENT IN SUBSIDIARIES *(Cont'd)*

Name	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of equity interest held	Principal activities
Pearl Jiu Information Technology Limited (iii)	Mainland China	RMB 4,000,000	60%	Development of hospital management information systems
Pearl Oriental (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Pearl Oriental Telecom & Technology (B.V.I.) Limited	British Virgin Islands	US$1	100%	Investment holding
Pearl Oriental Telecom & Technology Limited	Hong Kong	$2	100%	Telecommunication services
Pearl Property Management Limited	Hong Kong	$2	100%	Property management services
Rossmore Profits Limited	British Virgin Islands	US$1	100%	Investment holding
Rowell Services Limited	British Virgin Islands	US$1,300,000	65%	Investment holding
Silver Industries Limited	Hong Kong	$10,000	100%	Property investment
Sinobase Services Limited	Hong Kong	$2	100%	Motor vehicle rental
Starboom Corporation Limited	Hong Kong	$2	65%	Internet portal
Super Delight Enterprises Limited	British Virgin Islands/ Hong Kong	US$100	65% (see Note 36.a)	Property investment and development
Terrific Hit Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100%	Property investment
Tonmore Industrial Limited	Hong Kong	$10,000	100%	Investment holding
Wise Tech Overseas Limited	British Virgin Islands	US$1	100%	Investment holding
Well Team Development Limited	Hong Kong	$10,000	100%	Motor vessel rental
Win Chance Limited	British Virgin Islands/ Hong Kong	US$2	100%	Property investment
Win Oriental Investment Limited	Hong Kong	$2	100%	Property investment
Y2K Investment Group Limited	British Virgin Islands	US$150	51%	Investment holding

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

16. INVESTMENT IN SUBSIDIARIES *(Cont'd)*

Notes –

i. The Group's interests in these companies are held through subsidiaries in which the Group holds more than 50% of their issued voting share capital.

ii. The non-voting deferred shares are not owned by the Group. These shares have no voting rights, are not entitled to dividends unless the net profit of the company exceeds $1,000,000,000, and are not entitled to any distributions upon winding up unless a sum of $100,000,000,000 has been distributed by the company to the holders of its ordinary shares.

iii. Pearl Jiu Information Technology Limited is an equity joint venture established in Mainland China to be operated for 50 years to 2049.

The above summary lists only the principal subsidiaries of the Company which, in the opinion of the Company's Directors and management, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Company's Directors and management, result in particulars of excessive length.

None of the subsidiaries had any loan capital in issue at any time during the year ended 31st December, 2001.

17. INVESTMENT IN ASSOCIATES

Investment in associates (consolidated) consisted of:

	2001 *$'000*	2000 *$'000*
Unlisted shares, at cost	50,569	65,713
Goodwill on acquisition, eliminated against reserves	(48,103)	(48,103)
Share of net assets at the time of acquisition	2,466	17,610
Share of undistributed post-acquisition profits less losses	(33,723)	(48,038)
	(31,257)	(30,428)
Advances to associates	179,306	182,201
Advances from associates	(51)	(51)
	147,998	151,722
Less: Provision against advances	(147,043)	(150,875)
	955	847

All outstanding balances with associates were unsecured, non-interest bearing and without pre-determined repayment terms.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

17. INVESTMENT IN ASSOCIATES *(Cont'd)*

The underlying value of the investment in associates was, in the opinion of the Company's Directors and management, not less than the carrying value as at 31st December, 2001.

Details of the associates as at 31st December, 2001, all held indirectly by the Company, were:

Name	Place of incorporation/ operations	Percentage of equity interest held	Principal activities
CariPAC. Com International Limited	Hong Kong	25%	Provision of internet access platform and technology
Lancelot Holdings Limited	Hong Kong	50%	Trading of telecommunication equipment
999 E-Tech Inc.	Canada	35%	Operating of Chinese medical clinic

The above summary lists only the principal associates of the Company which, in the opinion of the Company's Directors and management, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the Company's Directors and management, result in particulars of excessive length.

18. LOANS AND OTHER RECEIVABLES

Details of loans and other receivables (consolidated) are:

	2001 $'000	2000 $'000
Loans receivable from money lending activities		
- Secured	-	560,400
- Unsecured	348,134	260,174
	348,134	820,574
Less: Provision for doubtful loans receivable	(348,133)	(541,727)
	1	278,847
Other receivable*	26,739	34,834
	26,740	313,681

* *The balance represents a receivable from a minority shareholder of a subsidiary and is unsecured, non-interest bearing and without pre-determined repayment terms.*

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

19. COMPLETED PROPERTIES FOR SALE

Movements of completed properties for sale (consolidated) were:

	2001 *$'000*	2000 *$'000*
Beginning of year	13,000	75,518
Disposals	(12,386)	(59,099)
Impairment loss, representing deficit on revaluation	(134)	(3,419)
End of year	480	13,000

Impairment loss on completed properties for sale was determined based on the open market value of the properties as at 31st December, 2001, which was determined by Vigers Hong Kong Limited, independent qualified valuers. All completed properties for sale are located in Hong Kong, held under medium-term leases and mortgaged as collateral for the Group's banking facilities (see Note 35).

20. TRADE RECEIVABLES

The aging analysis of trade receivables (consolidated) is as follows:

	2001 *$'000*	2000 *$'000*
0 to under 1 month	3,567	11,885
1 to under 2 months	1,886	2,273
2 to under 3 months	750	506
Over 3 months	1,276	5,097
	7,479	19,761
Less: Provision for bad and doubtful trade receivables	(1,066)	(3,234)
	6,413	16,527

Consideration in respect of sale of properties is payable by purchasers pursuant to the terms of the sale and purchase agreements. Rental income in respect of leased properties is payable in advance by the tenants on a monthly basis. Interest income from loans receivable is payable by borrowers pursuant to the terms of the loan agreements. The Group provides credit terms to customers of its telecommunication and internet businesses in accordance with the Group's credit policies ranging from cash sales to a credit period of one to two months.

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

21. SHORT-TERM BANK BORROWINGS

Details of short-term bank borrowings are:

	Consolidated		Company	
	2001 *$'000*	2000 *$'000*	2001 *$'000*	2000 *$'000*
Overdrafts	15,851	20,677	–	41
Short-term loans	124,701	146,174	–	–
Long-term loans, current portion (Note 24)	900,808	1,369,102	–	–
Accrued interest payable	128,051	76,118	–	–
	1,169,411	1,612,071	–	41

Short-term bank borrowings (excluding the current portion of long-term loans) bear interest at rates ranging from 6% to 15% per annum (2000 – 9% to 13% per annum). Refer to Note 35 for details of the Group's banking facilities. Refer to Note 2 for details of the Group's default on repayment of its bank borrowings.

22. LOAN PAYABLE

The loan payable of approximately $12,424,000 (2000 – Nil) is unsecured, bears interest at 1% per month and is repayable within the next twelve months.

23. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	Consolidated		Company	
	2001 *$'000*	2000 *$'000*	2001 *$'000*	2000 *$'000*
0 to under 1 month	4,252	10,386	–	57
1 to under 2 months	6,799	12,032	–	84
2 to under 3 months	3,988	11,488	–	74
3 to under 12 months	13,294	47,261	–	72
Over 12 months	41,257	10,264	–	708
	69,590	91,431	–	995

24. LONG-TERM BANK LOANS

Details of long-term bank loans (consolidated) are:

	2001 $'000	2000 $'000
Amounts repayable within a period		
- not exceeding one year	783,145	1,235,567
- more than one year but not exceeding two years	17,252	26,765
- more than two years but not exceeding five years	48,231	55,373
- more than five years	52,180	51,397
	900,808	1,369,102
Less: Amounts repayable within one year included under short-term bank borrowings (Note 21)	(783,145)	(1,235,567)
Amounts included under short-term bank borrowings as a result of default in repayment (Notes 2 and 21)	(117,663)	(133,535)
	-	-

Long-term bank loans bear interest at rates ranging from 6% to 15% per annum (2000 - 9% to 13% per annum). Refer to Note 35 for details of the Group's banking facilities. Refer to Note 2 for details of the Group's default on repayment of its bank borrowings.

25. DEFERRED TAXATION

As at 31st December, 2001, unprovided deferred taxation, primarily representing the benefit of the cumulative tax losses, amounted to approximately $220,673,000 (2000 - $152,645,000).

26. MINORITY INTERESTS

Minority interests consisted of:

	2001 $'000	2000 $'000
Share of subsidiaries' net assets	9,779	9,727
Advances from a minority shareholder of a subsidiary	126	126
	9,905	9,853

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

27. SHARE CAPITAL

Movement in share capital was:

	2001		2000	
	Number of shares *'000*	Nominal value *$'000*	Number of shares *'000*	Nominal value *$'000*
Authorised (ordinary shares of $0.1 each) -				
Beginning of year	20,000,000	2,000,000	15,000,000	1,500,000
Increase in authorised share capital	-	-	5,000,000	500,000
End of year	20,000,000	2,000,000	20,000,000	2,000,000
Issued and fully paid (ordinary shares of $0.1 each) -				
Beginning of year	13,418,040	1,341,804	13,250,540	1,325,054
Issue for acquisition of subsidiaries	-	-	167,500	16,750
End of year	13,418,040	1,341,804	13,418,040	1,341,804

28. SHARE OPTION SCHEME

The Company has a share option scheme, under which it may grant options to employees of the Group (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's Board of Directors, and will not be less than the higher of the nominal value of the shares and 80% of the average of the closing price of the shares quoted on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of the options.

Movements of share options during the year ended 31st December, 2001 were:

Date of grant	Exercise period	Subscription price per share	Beginning of year	Granted during the year	Lapsed during the year	Exercised during the year	End of year
31st December, 1999	1st July, 2000 to 30th June, 2002	$0.234	100,000,000	-	(31,760,000)	-	68,240,000

28. RESERVES

Movements of reserves were:

	2001					2000
	Share premium	Contributed surplus	Capital reserve	Cumulative translation adjustments	Total	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Consolidated						
Beginning of year	965,874	-	5,840	171	971,885	952,275
Disposal of subsidiaries	-	-	(4,814)	-	(4,814)	-
Translation adjustments	-	-	-	(1,415)	(1,415)	180
Premium arising from issuance of shares	-	-	-	-	-	19,430
End of year	965,874	-	1,026	(1,244)	965,656	971,885
Company						
Beginning of year	965,874	160,670	-	-	1,126,544	1,107,114
Premium arising from issuance of shares	-	-	-	-	-	19,430
End of year	965,874	160,670	-	-	1,126,544	1,126,544

Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

As at 31st December, 2001, the Company had no distributable reserves.

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

30. ACCUMULATED DEFICIT

Accumulated deficit consisted of:

	2001 $'000	2000 $'000
Company	(2,412,948)	(1,738,323)
Subsidiaries	194,622	204,329
Associates	(33,723)	(48,038)
	(2,252,049)	(1,582,032)

31. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of loss before taxation to net cash inflow from operating activities:

	2001 *$'000*	2000 *$'000*
Loss before taxation	(672,168)	(1,203,677)
Interest income	(1,874)	(1,288)
Interest expense less amount capitalised	54,591	99,554
Share of loss of associates	832	25,077
Impairment of goodwill	–	51,260
Depreciation and impairment loss of properties and equipment	9,450	45,127
Net (gain) loss on disposal of properties and equipment	(3,304)	800
Net gain on disposal of subsidiaries	(23,125)	–
Deficit on revaluation of investment properties and hotel property, impairment losses of development properties and completed properties for sale and loss on disposal/impairment loss of long-term investment	254,402	665,505
Provision for/Write-off of bad and doubtful loans receivable	–	211,794
Loss on investment in securities	39	2,362
Provision for advances to associates	3,180	7,012
Loss on disposal of development properties	352,216	–
(Gain) Loss on disposal of investment properties	(3,957)	2,527
Gain on disposal of investment in securities	–	(11,199)
Write-back of provision for doubtful receivables	–	(10,000)
Write-back of provision for receivables from minority interests of a subsidiary	–	(2,700)
Proceeds from disposal of completed properties for sale	9,786	52,882
Loss on disposal of completed properties for sale	2,600	6,217
Decrease in loans and other receivables	286,941	11,552
Decrease in inventories	1,507	216
Decrease (Increase) in trade receivables	9,481	(2,908)
Decrease in prepayments and deposits	2,228	15,617
(Decrease) Increase in trade payables	(10,651)	33,407
Increase in accrued liabilities and other payables	32,491	4,974
(Decrease) Increase in deferred income and deposits from customers	(65,887)	70,451
Net cash inflow from operating activities	238,778	74,562

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

31. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

b. Details of disposal of subsidiaries are as follows:

	2001 *$'000*
Net assets/liabilities disposed of –	
Properties and equipment	102,148
Inventories	61
Trade receivables	633
Prepayments and deposits	4,362
Cash and bank deposits	396
Trade payables	(11,190)
Accrued liabilities and other payables	(6,932)
Deferred income and deposits from customers	(6,670)
The Group's share of net assets	82,808
Realisation of the related capital reserve	(4,814)
Gain on disposal, net	23,125
Cash consideration received, net of direct costs of disposal	101,119

Net cash inflow in respect of the disposal is analysed as follows –

	2001 *$'000*
Cash received	101,119
Cash and bank deposits disposed of	(396)
	100,723

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

31. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

c. Analysis of changes in financing is as follows:

	Share capital and share premium $'000	Bank loans $'000	Loan payable $'000	Due to a former director $'000	Due to related companies $'000	Minority interests $'000
1st January, 2000	2,271,498	1,679,102	-	-	4,602	20,712
Issuance of shares for acquisition of subsidiaries	36,180	-	-	-	-	-
Attributable to acquisition of subsidiaries	-	3,025	-	-	(8,143)	16,501
New bank loans	-	80,000	-	-	-	-
Repayment of bank loans	-	(245,328)	-	-	-	-
Increase in amount due to a former director	-	-	-	91,882	-	-
Increase in amount due to related companies	-	-	-	-	15,008	-
Repayment of amount due to related companies	-	-	-	-	(2,534)	-
Issuance of shares to minority interests of subsidiaries	-	-	-	-	-	2,620
Contribution from minority interests of a subsidiary	-	-	-	-	-	6,000
Contribution from minority interests of a subsidiary shared by the Group	-	-	-	-	-	(3,300)
Write-back of provision for receivables from minority interests of a subsidiary	-	-	-	-	-	(2,700)
Accrued interest	-	181,044	-	4,066	-	-
Repayment of interest	-	(106,449)	-	(3,782)	-	-
Share of loss for the year	-	-	-	-	-	(29,980)
1st January, 2001	2,307,678	1,591,394	-	92,166	8,933	9,853
New bank loans	-	77,021	-	-	-	-
Repayment of bank loans	-	(566,788)	-	-	-	-
Increase in loan payable	-	-	11,600	-	-	-
Increase in amount due to a former director	-	-	-	500	-	-
Repayment of amount due to a former director	-	-	-	(1,711)	-	-
Repayment of amount due to related companies	-	-	-	-	(8,806)	-
Accrued interest	-	132,299	824	6,358	-	-
Repayment of interest	-	(80,366)	-	(389)	-	-
Share of profit for the year	-	-	-	-	-	52
31st December, 2001	2,307,678	1,153,560	12,424	96,924	127	9,905

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

31. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Cont'd)*

d. Analysis of cash and cash equivalents:

	2001 *$'000*	2000 *$'000*
Cash and bank deposits	9,962	18,343
Bank overdrafts	(15,851)	(20,677)
	(5,889)	(2,334)

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

32. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

a. Primary segment

	2001						
	Property investment and development *$'000*	Financial services *$'000*	Telecom-munications services *$'000*	Internet services *$'000*	Hotel operations *$'000*	Eliminations *$'000*	Total *$'000*
Turnover							
External	292,085	7,461	159,938	14,982	940	-	475,406
Inter-segment	6,314	-	-	-	-	(6,314)	-
Total turnover	298,399	7,461	159,938	14,982	940	(6,314)	475,406
Operating results							
Segment result	(617,553)	(29,092)	(7,884)	18,202	(3,703)		(640,030)
Unallocated corporate expenses							(5,883)
Finance costs							(25,423)
Share of loss of associates							(832)
Taxation							2,203
Loss after taxation but before minority interests							(669,965)
Other information							
Assets -							
Segment assets	1,420,913	309	56,769	1,512	36		1,479,539
Unallocated assets							25
							1,479,564
Liabilities -							
Segment liabilities	956,022	211,942	44,303	4,830	564		1,217,661
Unallocated liabilities							196,587
							1,414,248
Capital expenditures	44,149	-	5,131	84	-		49,364
Depreciation	2,276	41	7,049	84	-		9,450
Non-cash expenditures other than depreciation	241,547	2,190	124	866	-		244,727

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

32. SEGMENT INFORMATION *(Cont'd)*

a. Primary segment *(Cont'd)*

	2000						
	Property investment and development $'000	Financial services $'000	Telecom-munications services $'000	Internet services $'000	Hotel operations $'000	Eliminations $'000	Total $'000
Turnover							
External	215,287	564	65,847	32,858	13,525	-	328,081
Inter-segment	8,375	17,313	-	-	3,197	(28,885)	-
Total revenue	223,662	17,877	65,847	32,858	16,722	(28,885)	328,081
Operating results							
Segment result	(604,855)	(257,783)	(96,779)	(70,035)	(101,351)		(1,130,803)
Unallocated corporate expenses							(10,681)
Finance costs							(37,116)
Share of loss of associates							(25,077)
Taxation							11,232
Loss after taxation but before minority interests							(1,192,445)
Other information							
Assets -							
Segment assets	2,184,804	281,788	73,038	12,210	108,013		2,659,853
Unallocated assets							1,310
							2,661,163
Liabilities -							
Segment liabilities	1,142,908	515,941	52,012	25,693	21,070		1,757,624
Unallocated liabilities							162,029
							1,919,653
Capital expenditures	69,973	-	14,620	1,427	15		86,035
Depreciation	2,310	267	14,276	1,625	85		18,563
Non-cash expenditures other than depreciation	565,491	214,156	26,564	7,012	100,014		913,237

Notes To The Financial Statements (Cont'd)

(Amounts expressed in Hong Kong dollars unless otherwise stated)

32. SEGMENT INFORMATION *(Cont'd)*

b. Secondary segment

2001

	Hong Kong $'000	USA $'000	Canada $'000	Mainland China $'000	Unallocated $'000	Total $'000
Turnover	316,859	63,443	90,627	4,477	-	475,406
Segment result	(634,373)	(2,317)	(2,314)	(1,026)	-	(640,030)
Assets	1,420,160	39,211	19,031	1,137	25	1,479,564
Capital expenditures	44,149	3,265	1,919	31	-	49,364

2000

	Hong Kong $'000	USA $'000	Canada $'000	Mainland China $'000	Unallocated $'000	Total $'000
Turnover	260,404	35,739	23,965	7,973	-	328,081
Segment result	(1,075,852)	(21,540)	(4,751)	(28,660)	-	(1,130,803)
Assets	2,554,159	60,651	36,464	8,579	1,310	2,661,163
Capital expenditures	72,750	11,435	1,506	344	-	86,305

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

33. COMMITMENTS AND CONTINGENT LIABILITIES

a. Capital commitments

Capital commitments not provided for in the financial statements, which were authorised and contracted for, are analysed as follows:

	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Construction of development properties	27,479	123,150	-	-

b. Operating lease commitments

The Group had operating lease commitments in respect of rented premises under various non-cancellable operating lease agreements extending to March 2004, amounting to approximately $2,223,000 (2000 - $2,467,000). The total commitments are analysed as follows:

	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Amounts payable				
- within one year	1,442	1,603	-	-
- within two to five years	781	864	-	-
	2,223	2,467	-	-

The commitments payable within the next twelve months are analysed as follows:

	Consolidated		Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Leases expiring				
- within one year	412	547	-	-
- within two to five years	1,030	1,056	-	-
	1,442	1,603	-	-

Notes To The Financial Statements (Cont'd)
(Amounts expressed in Hong Kong dollars unless otherwise stated)

33. COMMITMENTS AND CONTINGENT LIABILITIES *(Cont'd)*

c. Contingent liabilities

Contingent liabilities not provided for in the financial statements are:

	Consolidated		Company	
	2001 *$'000*	2000 *$'000*	2001 *$'000*	2000 *$'000*
Corporate guarantees given by the Company in respect of banking facilities of its subsidiaries	-	-	1,169,411	1,534,232

34. RETIREMENT SCHEMES

The group companies operating in Hong Kong have participated in the defined contribution Mandatory Provident Fund in Hong Kong since 1st December, 2000 and make monthly contributions to the scheme based on 5% of the employees' basic salaries with the maximum contribution by each of the Group and the employees limited to $12,000 per annum. The assets of the fund are held separately from those of the Group and are managed by an independent professional fund manager.

As stipulated by rules and regulations in Canada, the Group contributes to the Canadian Pension Plan, a statutory pension scheme for all full-time employees in Canada. The Group and the employees each contribute approximately 4% of the basic salaries of the employees, with the annual earnings per employee subject to a minimum of CAD3,500 and the maximum pensionable annual earnings, which correspond to the average wage in Canada adjusted each January.

During the year, the aggregate contributions made by the Group to the retirement schemes were approximately $763,000 (2000 - $629,000).

35. BANKING FACILITIES AND PLEDGE OF ASSETS

As at 31st December, 2001, the Group had aggregate banking facilities of approximately $1,169,411,000 (2000 - $1,613,141,000) from several banks for overdrafts and loans, which were fully utilised (2000 - unutilised facilities amounted to approximately $1,070,000).

These facilities were secured by:

(i) mortgages of the Group's leasehold land and buildings, investment properties, development properties and completed properties for sale with an aggregate net book value of approximately $1,412,426,000 (2000 - $2,253,780,000);

(ii) assignment of rental income generated by certain of the Group's investment properties;

(Amounts expressed in Hong Kong dollars unless otherwise stated)

35. BANKING FACILITIES AND PLEDGE OF ASSETS *(Cont'd)*

(iii) assignment of sales proceeds received from sales of completed properties for sale; and

(iv) corporate guarantees provided by the Company.

Due to the liquidity situation described in Note 2, the Group has defaulted on repayment of principal and interest on its bank borrowings, totalling approximately $1,169,411,000 as at 31st December, 2001. As a consequence, the Group's bankers have demanded immediate repayment of substantially all of the Group's bank borrowings and in some cases appointed receivers to obtain possession of certain properties which have been mortgaged to the banks as collateral for the bank borrowings. Refer to Note 2 for details of the debt restructuring proposals submitted to the banks and the agreements reached with the banks up to the date of approval of these financial statements.

36. SUBSEQUENT EVENTS

Other than as disclosed in Note 2, subsequent to 31st December, 2001, the following major transactions took place:

a. In January 2002, the minority shareholder of Super Delight Enterprises Limited, a 65% owned subsidiary as at 31st December, 2001, transferred its 35% equity interest in the subsidiary to the Group at no consideration. Thereafter, Super Delight Enterprises Limited has become a wholly-owned subsidiary of the Group.

b. In February 2002, the Group completed the disposal of certain subsidiaries engaged in the telecommunications and internet businesses and certain other assets, which had an aggregate net book value of approximately $9,161,000 as at 31st December, 2001, to Mr. Wong Kwan (a director of the Company up to 29th January, 2002 and a substantial shareholder of the Company) for cash consideration of $30,000,000.

c. On 26th March, 2002, the Company proposed a capital reduction plan pursuant to which the par value of each of its 13,418,040,000 ordinary shares in issue will be reduced from $0.1 to $0.001, its share premium will be reduced by approximately $409,937,000, and its accumulated deficit will be reduced by approximately $1,738,323,000. Moreover, the Company's 6,581,960,000 authorised but unissued ordinary shares with a par value of $0.1 each will be cancelled and replaced by 1,986,581,960,000 authorised but unissued ordinary shares with a par value of $0.001 each. The aforementioned proposals were approved by the Company's shareholders in a special general meeting held on 7th May, 2002, and have become effective from 8th May, 2002.

d. Between January and May 2002, Mr. Wong Kwan and another substantial shareholder of the Company, which became a substantial shareholder by acquiring its shareholding from Mr. Wong Kwan, advanced to the Group a total of approximately $43,450,000 (See Notes 4.b and 4.e). In addition, in January and April 2002, Mr. Wong Kwan waived certain amounts owing to him by the Group amounting to approximately $48,000,000 (see Note 4.b).

e. By a shareholders' resolution passed on 7th May, 2002, the Company changed its name to The Sun's Group Limited, the present one.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of members of The Sun's Group Limited (the "Company") will be held at the Tianshan, 5th Floor, Island Shangri-La Hong Kong Hotel, Tower II, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 21st June, 2002 at 10:30 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the audited financial statements and the directors' report and auditors' report for the year ended 31st December, 2001.

2. To elect directors and to fix their remuneration.

3. To consider and, if thought fit, pass the following proposed Ordinary Resolution with respect to the appointment of Auditors, of which SPECIAL NOTICE had been given pursuant to section 89(3) of the Companies Act 1981 of Bermuda, and bye-law no. 154(2) of the Bye-Laws of the Company of the intention to propose the following resolution as an Ordinary Resolution:

   "THAT Messrs. PricewaterhouseCoopers, be and they are hereby appointed as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting at a fee to be determined by the Directors."

Special Business

4. To consider and, if thought fit, pass with or without amendments, the following resolutions as separate ordinary resolutions:

   (A) "THAT:

      (i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would or might require the exercise of such powers either during or after the Relevant Period, be and is hereby generally unconditionally approved;

Notice of Annual General Meeting (Cont'd)

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or the exercise of subscription or conversion rights under any employee share option scheme or any warrants or any securities convertible into shares which may be issued by the Company, or any scrip dividend pursuant to the Bye-laws of the Company from time to time, shall not exceed twenty per cent of the nominal amount of the issued share capital of the Company on the date of this resolution and this approval shall be limited accordingly; and

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the date on which the authority sets out in this resolution is revoked or varied by an ordinary resolution in general meeting.

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the directors to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restriction or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

Notice of Annual General Meeting (Cont'd)

(B) "THAT:

(i) subject to paragraph (ii) below, the exercise by the directors during the Relevant Period of all the powers of the Company to repurchase issued ordinary shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange in which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the Bye-laws of the Company and the requirement of the Rules Governing the Listing of Securities on the Stock Exchange or of other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital which the Company is authorised to repurchase pursuant to the approval in paragraph (i) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(c) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution in general meeting."

Notice of Annual General Meeting (Cont'd)

(C) "THAT conditional upon resolution B above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors as mentioned in resolution B above shall be added to the aggregate nominal amount of share capital that may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to resolution A above."

By Order of the Board
Yuen Wai Kuen
Secretary

Hong Kong, 17th May, 2002

Notes:

(i) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy in respect of the whole or any part of his holding of shares to attend and vote in his stead. A proxy need not be a member of the Company.

(ii) A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy must be deposited at the share registrars and transfer office of the Company, Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(iii) An explanatory statement containing further details regarding the ordinary resolutions in item 4 will be sent to shareholders together with the 2001 Annual Report.

目錄

公司資料

董事會

執行董事

魏武 *主席*

錢永偉

賀惠民 *行政總裁*

蕭景年

非執行董事

衛德忠

蔣浩瑋

獨立非執行董事

梁子亨

賴思明

公司秘書

袁偉權

律師

蕭智林溫嘉旋梁達堅律師行

核數師

安達信公司

主要往來銀行

廖創興銀行有限公司

上海商業銀行有限公司

中國銀行(香港)有限公司

工商國際金融有限公司

香港華人銀行有限公司

公司資料（續）

註冊辦事處

Clarendon House

Church Street

Hamilton HM11

Bermuda

總辦事處及主要營業地點

香港

灣仔

告士打道200號

29樓及30樓

股份過戶登記處

登捷時有限公司

香港

中環

夏慤道10號

和記大廈4樓

預託股份機構

紐約銀行

101 Barclay Street

22nd Floor West

New York, NY10286

USA

網址：http://www.adrbny.com

網址

http://www.sunsgrouphk.com

電郵地址

suns@sunsgrouphk.com

財務摘要

以下為本集團對上五個財政年度之綜合業績、資產及負債概要，乃摘錄自本集團之經審核財務報表：

	截至十二月三十一日止年度				
	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元	一九九七年 千港元
業績					
營業額	475,406	328,081	64,600	145,069	469,558
銷售成本	(789,298)	(366,695)	(111,772)	(150,504)	
毛損	(313,892)	(38,614)	(47,172)	(5,435)	
其他收入	33,206	23,069	3,445	507,733	
銷售及市場推廣費用	(1,510)	(18,566)	(5,632)	–	
一般及行政費用	(104,365)	(142,876)	(98,000)	(77,618)	
其他營運費用	(259,352)	(913,237)	(570,896)	(345,465)	
商譽減值	–	(51,260)	(166,023)	(18,736)	
經營(虧損)溢利	(645,913)	(1,141,484)	(884,278)	60,479	
融資成本	(25,423)	(37,116)	(32,668)	(30,872)	
扣除融資成本後之經營(虧損)溢利	(671,336)	(1,178,600)	(916,946)	29,607	42,022
分佔聯營公司虧損	(832)	(25,077)	(4,842)	–	(3,127)
除税前(虧損)溢利	(672,168)	(1,203,677)	(921,788)	29,607	38,895
税項	2,203	11,232	7,114	(1)	(32,465)
除税後但未計少數股東權益之(虧損)溢利	(669,965)	(1,192,445)	(914,674)	29,606	6,430
少數股東權益	(52)	29,980	1,115	(62)	2,793
股東應佔(虧損)溢利	(670,017)	(1,162,465)	(913,559)	29,544	9,223
資產及負債					
總資產	1,479,564	2,661,163	3,684,355	4,110,366	4,617,883
總負債及少數股東權益	(1,424,153)	(1,929,506)	(1,826,593)	(1,961,215)	(2,052,536)
淨資產	55,411	731,657	1,857,762	2,149,151	2,565,347

本概要之呈報形式已作出修改，以符合香港會計師公會所頒佈之會計實務準則第1號—財務報表呈報方式及會計實務準則第30號—業務合併規定。若干比較數字已重列以配合本年度之呈報方式。

主席報告



本人謹代表董事會向股東提呈新銀集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度之年報。

業績

截至二零零一年十二月三十一日止年度,本集團營業額約為4億7千5百萬港元(二零零零年:3億2千8百萬港元),較上個財政年度增加約45%。股東應佔綜合虧損約為6億7千萬港元,而上個財政年度虧損則約為11億6千2百萬港元。因此,董事不建議派發末期股息。

業務回顧

於二零零一年,香港一般營商環境持續疲弱,雖然借貸利率數次下調,但物業投資及發展商對地產市場仍缺乏信心,因此,二零零一年對本集團的業務尤其是互聯網及電訊業務是經營困難的一年。面對此經濟困境,集團首要策略是致力減少債務及削減開支,整頓旗下業務。年內,集團終止經

營中國之所有互聯網站及香港之幹線通訊業務,並將在股壇追擊有限公司及大中華交易網有限公司之投資出售,進一步減少在電訊及互聯網業務方面之投資,務求從放緩市場中取得較佳位置。

主要股東變動

二零零一年,本集團與各債權銀行商討有關各重組方案,亦積極尋求新投資者。二零零一年十二月三十一日,China Wanan Group Limited(「CWG」)與由黃坤先生實益擁有之Charon Assets Limited 訂立買賣協議。據此,CWG購入4,012,000,000股本公司股份,佔本公司全部已發行股本約29.9%。協議於二零零二年一月二十九日完成,而CWG成為本公司之主要兼單一最大股東。

更改名稱及資本重組

為令本公司日後發行新股份時在定價上更具靈活性,方便在時機成熟時以配發或配售股份之形式進行集資或收購資產,董事會於二零零二年三月提出資本重組建議,當中包括資本削減、減低股份溢價及註銷累積虧損,資本重組已於二零零二年五月八日生效。為更清楚反映本公司管理層及主要股東之人事變動,董事會亦建議將本公司之名稱更改為「The Sun's Group Limited」(新銀集團有限公司)。更改名稱已於二零零二年五月七日生效。

展望

展望二零零二年,本集團將繼續積極重組業務及削減開支。繼美國及亞洲經濟衰退過後,本港經濟顯示復甦跡象,市場重拾信心。商業及住宅物業的銷售及租賃情況均有所改善。董事會相信香港地產市場將於來年進一步改善。本集團西區酒店項目興建工程已重新於二零零二年四月復工,預期將於二零零二年底開始營運。隨著中國大陸旅客人數不斷上升,預期酒店

主席報告(續)

業務得以改善。天比高項目亦已於二零零二年二月重新投入興建工程,預期於二零零四年初落成,可望二零零二年下半年推出預售天比高計劃。

本集團於二零零二年將於各領域實施多項重組措施,並在原業務基礎上,積極尋求能為集團帶來良好收益的投資項目,使其恢復穩健的財政狀況及盈利能力。

致謝

本人謹代表董事會,向所有於過去多年為本集團作出貢獻之退任董事致以衷心謝意,並謹祝他們於未來前程似錦。此外,本人並向管理層及本集團全體員工於年內的努力及貢獻致以衷心謝意,並就本集團的業務夥伴及往來銀行對本公司之不斷支持表示感激。

本人謹此熱烈歡迎新任董事會成員加入,在本集團已渡過最困難時期後,我們定當攜手努力,提升本公司之價值,並於將來為股東賺取更佳回報。

主席
魏武

香港,二零零二年五月十七日

管理討論及分析

財務業績

本集團於本年度之營業額約為4億7千5百萬港元，較去年增加45%。營業額增加主要由於二零零一年下半年銷售物業數目增加，以及因對AIC Asia International Services Corporation Group之全年營業額綜合計算所致。股東應佔虧損約6億7千萬港元，去年則錄得約11億6千2百萬港元虧損。與去年每股虧損8.7仙比較，本年度每股虧損約為5仙。該虧損大部份因沉重利息負擔、出售資產、重估投資物業及發展項目出現虧絀所致。

業務回顧

儘管借貸利率於回顧期內多次下調，地產市場仍然疲弱，物業投資者及發展商對地產市場仍缺乏信心。管理層認為較明智之策略是致力減少債務及削減開支，務求盡可能從放緩市場中取得較佳利益。

物業及酒店業務

自本集團於二零零一年一月完成出售明珠海景酒店及明珠花園酒店以來，本集團已終止經營酒店業務。年內，位於沙田及灣仔之住宅單位、上水明珠華軒餘下單位，以及明珠興業中心27樓及兩個車位已經全部出售。於二零零一年十二月，「創世紀」被一承押銀行出售。於二零零一年十二月三十一日，本集團之店鋪及辦公室出租率為43%。租用率較去年下跌25%乃因從事互聯網及電訊業務之租戶均終止經營業務，導致單位空置。



管理討論及分析（續）

本集團於年內出售其在一間合營企業15%權益的長期投資。該合營企業擁有尖沙咀世貿廣場購物商場的若干部分，而該項投資為本集團賬目中最後較顯注的長期合營企業投資項目。

金融業務

本集團於二零零一年五月出售康達理商業大廈。該物業為瑪高財務有限公司旗下之按揭貸款資產。瑪高財務有限公司從事財務借貸業務，並為本集團之全資附屬公司。本集團於該出售完成後再無從事任何重大財務借貸業務。年內，瑪高融資亞洲有限公司之投資顧問業務亦告終止。

電訊及互聯網業務

本集團為了繼續致力整頓其電訊及互聯網業務，已分別終止經營中國之所有互聯網入門網站及香港之幹線通訊業務。本集團並將其在股壇追擊有限公司及大中華交易網有限公司之投資出售，務求進一步減少在該範疇之投資。





展望

管理層欣然指出，本集團現正積極與多間債權銀行進行磋商。西區酒店項目興建工程已重新於二零零二年四月展開，預期將於二零零二年底開始營運。隨著中國大陸旅客人數不斷上升，預期來自該酒店之回報亦會增加。天比高項目亦已於二零零二年二月重新投入興建工程，並預期於二零零四年初落成。管理層預期於二零零二年下半年作出預售天比高計劃。

隨著西區酒店項目及天比高建築工程展開，管理層深信該等項目將有助本公司逐漸轉虧為盈，其整體流動資金狀況亦有所改善。二零零二年，本公司將轉趨活躍，並進行多項重組措施，為本公司注入動力，有助其恢復穩健的財政狀況及盈利能力。

流動資金及財務資源

於二零零一年十二月三十一日，本集團負債總額約為14億2千4百萬港元。年內，本集團已加快出售其物業，從而減低其銀行債務。因此，銀行債務總額由二零零零年十二月三十一日約16億1千2百萬港元減少至二零零一年十二月三十一日約11億6千9百萬港元。於二零零一年十二月三十一日，本集團之資產負債比率，按銀行債務總額除以資產總額計算，約為79%。

本集團大部分銀行借貸均為有抵押之按揭貸款，其餘透支則由本公司作擔保。利率乃按香港最優惠借貸或以上利率之基準計算。由於本集團未能償還銀行貸款，因此所有銀行貸款已被列為流動負債，並須按要求償還，有關詳情於本集團經審核財務報表附註2披露。管理層正積極與銀行商討債務重組事宜以改善本集團融資及營運資金所需。

銀行借貸主要以港元為單位，只有少部分以美元為單位。鑑於現行聯系匯率體制，管理層認為外匯波動並不會對本集團構成重大風險，因此毋須就此作出對沖安排。

於二零零一年十二月三十一日，本集團有現金及銀行結存約1千萬港元。本集團之營運資金主要來自出售資產所得款項、租金收入及股東的支持。

資本架構

本集團於年內之資本架構並無任何變動。二零零一年底，所有授予本公司執行董事及本集團僱員尚未失效之購股權均未獲行使。

抵押資產

本集團已抵押其賬面總值約14億1千2百萬港元之物業，作為銀行透支及貸款之抵押。

或然負債

本集團於二零零一年十二月三十一日並無任何重大或然負債。

僱員

於二零零一年十二月三十一日，本集團之僱員總人數約有250人。本集團繼續以合理之薪酬福利回饋員工，其中包括醫療保險、退休福利及僱員購股權計劃。

董事履歷

執行董事

魏武先生，現年三十六歲，於二零零二年一月二十九日獲委任為本公司之主席兼執行董事。魏先生畢業於中國浙江大學研究生院，並曾於美國攻讀國際管理碩士。彼曾任中國四川商品交易所常務副總裁及深圳有色金屬期貨聯合交易所交易部經理。現亦為新萬泰控股有限公司之執行董事。

錢永偉先生，現年三十九歲，於二零零二年一月二十九日獲委任為本公司之執行董事。錢先生於中國上海中歐國際工商管理學院畢業，並取得工商管理學碩士學位。自一九九三年以來，錢先生一直負責上海萬泰集團有限公司及其附屬公司在中國之投資及物業管理。於一九九二年前，錢先生曾擔任多個有關業務管理、策劃及發展之職位。現亦為新萬泰控股有限公司之主席兼行政總裁。

賀惠民先生，現年四十五歲，於二零零二年一月二十九日獲委任為本公司之執行董事兼行政總裁。賀先生於一九八二年在上海旅遊學院畢業，隨後被中國政府保送往澳洲布里斯本修讀酒店管理學。彼於一九九三年於美國馬里蘭大學完成工商管理課程。賀先生曾長期於國內多家星級酒店擔任總經理。彼於一九九八年獲委任為萬泰集團有限公司行政總裁助理及上海泰古公寓管理有限公司總經理。彼現為新萬泰控股有限公司之執行董事。

蕭景年先生，現年六十一歲，於二零零一年十月二十二日獲委任為本公司之執行董事。蕭先生於銀行業累積逾三十年經驗，曾於美國、加拿大及香港多家主要銀行任職管理高層。過去幾年，彼曾出任多家聯交所上市公司之執行董事、董事總經理及獨立非執行董事，累積廣泛經驗。

非執行董事

衛德忠先生，現年四十五歲，高級經濟師，於二零零二年一月二十九日獲委任為非執行董事。衛先生持有大學學位。彼為上海金康房地產開發有限公司董事長兼總裁及上海東力資產管理公司之副董事長兼總經理。

蔣浩瑋先生，現年四十六歲，於二零零二年一月二十九日獲委任為本公司之非執行董事。蔣先生於一九七八年在廣西電視大學畢業。彼現為香港新恒德集團有限公司之董事長及中國海外工程(澳門)有限公司之副董事長，彼於商業管理方面有豐富經驗。

獨立非執行董事

梁子亨先生，現年四十六歲，於二零零一年十月十九日獲委任為本公司之獨立非執行董事，梁先生持有英國University of Leeds 土木工程學理學士學位。彼於地產發展及投資方面擁有逾二十一年經驗。

賴思明先生，現年四十三歲，於二零零二年五月九日獲委任為本公司之獨立非執行董事。賴先生在物業管理及測量方面擁有逾二十年經驗，彼持有香港中文大學的工商管理碩士學位及為香港測量師學會資深產業測量師。

董事會報告

董事會欣然提呈截至二零零一年十二月三十一日止年度之週年報告及新銀集團有限公司(「本公司」)與其附屬公司(統稱「本集團」)之經審核財務報表。

主要業務

本公司為一家投資控股公司,截至二零零一年十二月三十一日止年度,本公司之附屬公司及聯營公司主要從事物業投資及發展、金融服務、電訊及互聯網業務。本集團已於年結日後終止其電訊及互聯網業務。

截至二零零一年十二月三十一日止年度,本集團之營業額及除稅後溢利(虧損)按主要業務及地區分析如下:

	營業額	除稅後溢利 (虧損)
	千港元	*千港元*
a. 以主要業務劃分—		
物業投資及發展	292,085	(628,396)
酒店營運	940	(14,690)
金融服務	7,461	(29,059)
電訊服務	159,938	(7,203)
互聯網服務	14,982	9,383
	475,406	(669,965)

主要業務(續)

		營業額
		千港元
b.	以地區劃分—	
	香港	316,859
	美國	63,443
	加拿大	90,627
	中國大陸	4,477
		475,406

由於按地區劃分之除稅後虧損與上述營業額分佈大致相同,因此並無呈報有關分析。

主要客戶及供應商

截至二零零一年十二月三十一日止年度,首五大客戶佔本集團總營業額約58.27%,而本集團之首五大供應商佔本集團總採購額約21.38%。此外,最大客戶佔本集團營業額約48.38%,而本集團之最大供應商佔本集團總採購額約8.55%。

各董事、其聯繫人士或任何股東(據本公司董事所知擁有超過5%本公司之股本者)概無在本集團之首五大客戶或供應商擁有實益權益。

業績及股息

本集團截至二零零一年十二月三十一日止年度之業績載於本年報第26頁之綜合收益表。

董事會不建議派發股息，並建議將二零零一年十二月三十一日之累積虧損約為2,252,049,000港元結轉至下一年度。

股本

本公司股本之變動詳情載於附列之財務報表附註27。

儲備及累積虧損

本年內，本集團及本公司儲備之變動情況載於附列之財務報表附註29，而本集團於年內之累積虧損變動情況載於本年報第26頁之綜合收益表內。

於二零零一年十二月三十一日，本公司之儲備約為160,670,000港元（在百慕達一九八一年公司法之條文規限下）可供分派予本公司股東。

購買、出售或贖回股份

截至二零零一年十二月三十一日止年度內及直至本報告日期，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

優先購買權

本公司之公司細則及百慕達法律均無有關優先購買權之規定。

附屬公司及聯營公司

本公司附屬公司及聯營公司之細節載於附列之財務報表附註16及17。

物業與設備、投資物業及發展物業

本年內，物業與設備、投資物業及發展物業之變動詳情分別載於附列之財務報表附註13、14及15。

撥作資本之利息

截至二零零一年十二月三十一日止年度，本集團將發展中物業之利息費用約84,890,000港元撥作資本。

銀行借貸

於二零零一年十二月三十一日之銀行借貸細節載於附列之財務報表附註21及24。

退休福利計劃

退休福利計劃詳情載於附列之財務報表附註34。

結算日後之事項

結算日後之事項詳情載於附列之財務報表附註36。

董事及董事服務合約

於本年度及直至本報告日之在職董事如下：

執行董事

魏武先生	（於二零零二年一月二十九日委任）
錢永偉先生	（於二零零二年一月二十九日委任）
賀惠民先生	（於二零零二年一月二十九日委任）
蕭景年先生	（於二零零一年十月二十二日委任）
黃坤先生	（於二零零二年一月二十九日辭任）
袁漢明先生	（於二零零一年十月二十日辭任）
黃維熙先生	（於二零零二年一月二十九日辭任）

董事及董事服務合約（續）

非執行董事

衛德忠先生	（於二零零二年一月二十九日委任）
蔣浩瑋先生	（於二零零二年一月二十九日委任）
徐嫵婷女士	（於二零零一年四月二十日辭任）

獨立非執行董事

梁子亨先生	（於二零零一年十月十九日委任）
賴思明先生	（於二零零二年五月九日委任）
溫嘉旋先生	（於二零零一年十月十九日辭任）
黃有權先生	（於二零零二年一月二十九日辭任）

根據本公司細則第86(2)條，魏武先生、錢永偉先生、賀惠民先生、衛德忠先生、蔣浩瑋先生及賴思明先生任期將於應屆股東週年大會屆滿時退任，但彼等符合資格並且願意重選連任。蕭景年先生及梁子亨先生根據本公司細則第87條將於應屆股東週年大會輪次退任，但符合資格並且願意重選連任。

各董事與本公司概無訂有本公司必須支付賠償（法定賠償除外）方可於一年內終止之未屆滿服務合約。

董事之股份權益

於二零零一年十二月三十一日，本公司根據證券（披露權益）條例（「披露權益條例」）第29條規定而置存之董事權益登記冊所記錄，本公司董事在本公司及其附屬公司之股份中擁有下列實益權益（按披露權益條例之定義）：

(i) 本公司

姓名	附註	股份數目	佔已發行股份百分比
黃坤先生	a及b	6,731,659,112	50.17%

附註：

a. Charcon Assets Limited 持有6,694,810,390股本公司股份。由於黃坤先生實益擁有Charcon Assets Limited 之全部已發行股本，故黃坤先生於該等股份之權益為香港聯合交易所有限公司證券上市規則（「上市規則」）應用指引第5項所述之「公司權益」。

b. 黃坤先生持有36,848,722股本公司股份。黃坤先生之此等權益為上市規則應用指引第5項所述之「個人權益」。

(ii) **附屬公司 — 明珠興業有限公司**

黃坤先生持有明珠興業有限公司198股每股面值100,000港元之無投票權遞延股份，該等遞延股份附於一份授予Pearl Oriental (B.V.I.) Limited之優先認股權，使其可以代價每股1港元購買上述無投票權遞延股，該份優先認股權可於一九九三年九月二十三日後十年期間內行使。

除以上披露者外，於二零零一年十二月三十一日，本公司並無獲悉有任何須按披露權益條例第29條規定予以記錄之權益。

董事購入股份或債券之權利

本公司於一九九三年十二月三十日採納購股權計劃，可據此給予本集團僱員(包括本公司之執行董事)認購本公司股份之購股權。關於該計劃之詳情載於附列之財務報表附註28。於二零零一年十二月三十一日，黃坤先生已獲授購股權，可於二零零零年七月一日至二零零二年六月三十日期間以每股0.234港元認購25,000,000股本公司股份。

除上文披露者外，於本年內任何時間，本公司及其任何附屬公司或控股公司均無訂立任何安排，致使本公司董事或管理層任何成員可藉購入本公司或任何其他法人團體之股份或債務證券(包括債券)而獲益。

董事之合約權益

於本年度終結或年內任何時間，本公司或其任何附屬公司或控股公司概無簽訂任何本公司董事或管理層成員直接或間接擁有重大權益且與本集團業務有關之重大合約。

主要股東

於二零零一年十二月三十一日，本公司根據披露權益條例第16(1)條規定而置存之登記冊所記錄，下列股東(並非本公司之董事或行政總裁)擁有或被視為擁有本公司逾10%之已發行股本之權益：

名稱	已發行股份數目	持股百分比
Charcon Assets Limited	6,694,810,390	49.89%

除以上披露者外，於二零零一年十二月三十一日，本公司未有獲悉有任何須按披露權益條例第16(1)條予以記錄之權益。

管理合約

年內,本公司並無訂立或訂有涉及本公司全部或任何重大部分業務之管理及行政合約。

最佳應用守則

董事認為,除非執行董事須根據本公司之公司細則規定在股東週年大會上依章輪流告退及重選連任而無指定任期外,於本年報所述之整個年度內,本公司已符合香港聯合交易所有限公司上市規則附錄14所載之最佳應用守則。

審核委員會

為符合香港聯合交易所有限公司之規定,本集團於一九九九年六月成立審核委員會。該委員會由兩名獨立非執行董事梁子亨先生及黃有權先生分別擔任主席及委員。於黃有權先生辭任獨立非執行董事後,賴思明先生於二零零二年五月九日獲委任為獨立非執行董事。審核委員會之職權範圍已經界定並獲得董事會通過,其職責包括處理各項內部控制及審核事務,以進一步改善公司之監管。

財務摘要

本集團過去五個財政年度之財務資料概要載於本年報第4頁。

核數師

附列之財務報表由安達信公司審核，安達信公司表示於本公司即將召開之股東週年大會屆滿後不會膺選連任。一項委任羅兵咸永道會計師事務所為本公司來年之核數師之決議案將在即將舉行之股東週年大會上提呈。

承董事會命

魏武

主席

香港，二零零二年五月十七日

核數師報告

ANDERSEN
安達信

安達信公司
香港
皇后大道中15號
置地廣場
公爵大度21樓

致新銀集團有限公司

(前稱明珠興業網絡科技有限公司及明珠興業集團有限公司;於百慕達註冊成立之有限公司)

全體股東之核數師報告書

我們已完成審核刊載於第26至74頁按照香港公認會計原則編製的財務報表。

董事及核數師的各自責任

貴公司的董事負責編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

關於按持續經營基準呈列財務報表之基本不明朗因素

我們在達致意見時，曾考慮財務報表附註2對以下事項所作出的披露是否足夠（其中包括）： 貴集團能否履行償還其於二零零一年十二月三十一日合共約11億6千9百萬港元之銀行貸款、 貴集團之往來銀行會否繼續支持 貴集團及往來銀行會否接受 貴集團之債務重組建議和該建議能否成功推行、 貴集團能否獲得新的資金以應付到期財務承擔以及 貴集團之物業能否按其賬面值變現。財務報表乃按持續經營基準編製，而該基準是否恰當須視乎日後能否獲得所需之資金及 貴集團未來之營運成功與否而定。財務報表並未對 貴集團倘若無法取得該等資金及日後未能成功營運而對有關可收回資產賬面值之款額及分類或負債之款額及分類作出

核數師報告（續）

調整。我們認為財務報表已作出合適披露。然而，我們認為基本不明朗因素實屬非常極端，故我們已拒絕就按持續經營基準編製財務報表是否適當作出意見。

保留意見：拒絕就財務報表作出意見

由於有關　貴集團持續經營之基本不明朗因素，我們無法就財務報表是否真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財務狀況及　貴集團截至該日止年度的虧損和現金流量作出意見。我們認為，財務報表於所有其他方面均按照香港公司條例之披露規定而妥善編製。

安達信公司
執業會計師

香港，二零零二年五月十七日

綜合收益表

截至二零零一年十二月三十一日止年度

（以港元為單位）

	附註	二零零一年 千元	二零零零年 千元 （附註3.b及5）
營業額			
持續經營業務		299,546	215,851
終止經營業務	5	175,860	112,230
	6	475,406	328,081
銷售成本		(789,298)	(366,695)
毛損		(313,892)	(38,614)
其他收入	6	33,206	23,069
銷售及市場推廣費用		(1,510)	(18,566)
一般及行政費用		(104,365)	(142,876)
其他營運費用	7	(259,352)	(913,237)
商譽減值	3.b	—	(51,260)
經營溢利（虧損）			
持續經營業務		(652,528)	(873,319)
終止經營業務	5	6,615	(268,165)
		(645,913)	(1,141,484)
融資成本		(25,423)	(37,116)
分佔聯營公司虧損		(832)	(25,077)
除税前虧損	8	(672,168)	(1,203,677)
税項	10	2,203	11,232
除税後但未計少數股東權益之虧損		(669,965)	(1,192,445)
少數股東權益		(52)	29,980
股東應佔虧損			
持續經營業務		(669,164)	(890,983)
終止經營業務	5	(853)	(271,482)
	11	(670,017)	(1,162,465)
年初累積虧損		(1,582,032)	(419,567)
年終累積虧損		(2,252,049)	(1,582,032)
每股虧損－基本	12	(5.0)仙	(8.7)仙

綜合已確認損益表

截至二零零一年十二月三十一日止年度

（以港元為單位）

	二零零一年 千元	二零零零年 千元 （附註3.b）
未於綜合收益表確認之（虧損）收益淨額－換算調整	(1,415)	180
股東應佔虧損	(670,017)	(1,162,465)
已確認虧損總額	(671,432)	(1,162,285)

資產負債表

於二零零一年十二月三十一日

（以港元為單位）

	附註	綜合 二零零一年 千元	綜合 二零零零年 千元	本公司 二零零一年 千元	本公司 二零零零年 千元
非流動資產					
物業及設備	13	89,837	198,987	–	–
投資物業	14	368,800	467,150	–	–
發展物業	15	650,000	320,000	–	–
於附屬公司之投資	16	–	–	59,024	731,118
於聯營公司之投資	17	955	847	–	–
長期投資		–	18,000	–	–
證券投資		–	93	–	–
非流動資產總值		1,109,592	1,005,077	59,024	731,118
流動資產					
發展物業	15	320,000	1,280,000	–	–
應收貸款及其他應收款項	18	26,740	313,681	–	–
落成待售物業	19	480	13,000	–	–
存貨		39	1,607	–	–
應收賬款	20	6,413	16,527	–	–
預付款項及按金		6,338	12,928	–	1,141
現金及銀行結存		9,962	18,343	25	169
流動資產總值		369,972	1,656,086	25	1,310
流動負債					
短期銀行貸款	21	(1,169,411)	(1,612,071)	–	(41)
應付貸款	22	(12,424)	–	–	–
應付賬款	23	(69,590)	(91,431)	–	(995)
遞延收入及客戶按金		(12,464)	(85,021)	–	–
應計負債及其他應付款項		(41,718)	(16,159)	(3,649)	(1,367)
應付一名前任董事款項	4	(96,924)	(92,166)	–	–
應付一間關連公司款項	4	(127)	(8,933)	–	–
應付稅項		(11,590)	(13,872)	–	–
流動負債總值		(1,414,248)	(1,919,653)	(3,649)	(2,403)
流動負債淨值		(1,044,276)	(263,567)	(3,624)	(1,093)
總資產減流動負債		65,316	741,510	55,400	730,025

（待續）

資產負債表(續)
於二零零一年十二月三十一日

(以港元為單位)

	附註	綜合 二零零一年 千元	綜合 二零零零年 千元	本公司 二零零一年 千元	本公司 二零零零年 千元
非流動負債					
長期銀行貸款	24	–	–	–	–
少數股東權益	26	(9,905)	(9,853)	–	–
資產淨值		55,411	731,657	55,400	730,025
代表:					
股本	27	1,341,804	1,341,804	1,341,804	1,341,804
儲備	29	965,656	971,885	1,126,544	1,126,544
累積虧損	30	(2,252,049)	(1,582,032)	(2,412,948)	(1,738,323)
股東資金		55,411	731,657	55,400	730,025

於二零零二年五月十七日獲董事會批准:

賀惠民
董事

蕭景年
董事

綜合現金流動表

截至二零零一年十二月三十一日止年度

(以港元為單位)

	附註	二零零一年 千元	二零零零年 千元
經營業務	31.a	238,778	74,562
投資回報及融資費用			
已收利息		1,874	1,288
已付利息	31.c	(80,755)	(110,231)
		(78,881)	(108,943)
稅項			
已付香港利得稅		(79)	(495)
獲退還海外利得稅		—	3,705
		(79)	3,210
投資業務			
添置物業及設備		(5,422)	(17,239)
添置發展物業		(43,942)	(68,796)
出售物業及設備所得款項		5,161	30
出售投資物業所得款項		37,510	137,285
出售發展物業所得款項		230,000	—
收購附屬公司現金流出淨額		—	(32,280)
出售長期投資所得款項		5,000	—
出售附屬公司現金流入淨額	31.b	100,723	—
增加對聯營公司之投資		(3)	(15,380)
增加給予聯營公司之墊款		(4,117)	(3,494)
減少對所投資公司應收欠款		145	—
出售證券投資所得款項		54	26,508
外匯變動之影響		(298)	180
		324,811	26,814
融資業務前之現金流入(流出)淨額		484,629	(4,357)
融資業務	31.c		
新借銀行貸款		77,021	80,000
償還銀行貸款		(566,788)	(245,328)
應付貸款增加		11,600	—
應付一名前任董事款項增加		500	91,882
償還應付一名前任董事款項		(1,711)	—
應付關連公司款項增加		—	15,008
償還應付關連公司款項		(8,806)	(2,534)
附屬公司少數股東注資		—	6,000
向附屬公司少數股東發行股份		—	2,620
		(488,184)	(52,352)
現金及現金等值項目之減少		(3,555)	(56,709)
年初之**現金及現金等值項目**		(2,334)	54,375
年終之**現金及現金等值項目**	31.d	(5,889)	(2,334)

財務報表附註

（除另有説明者外，數額概以港元為單位）

1. 組織及主要業務

新銀集團有限公司（「本公司」）根據百慕達一九八一年公司法，於一九九三年九月二十日於百慕達註冊成立為獲豁免有限公司。其股份於一九九四年一月在香港聯合交易所有限公司上市。於二零零一年五月，本公司之名稱由明珠興業網絡科技有限公司更改為明珠興業集團有限公司。於二零零二年五月，本公司名稱由明珠興業集團有限公司更改為新銀集團有限公司（見附註36.e）。

本公司為投資控股公司。截至二零零一年十二月三十一日止年度，本公司之附屬公司（連同本公司統稱「本集團」）主要從事物業投資及發展、金融服務、電訊及互聯網業務（見附註16）。本集團已於年結日後終止其電訊及互聯網業務（見附註5）。

2. 按持續經營基準編製財務報表

財務報表乃按持續經營基準編製。

截至二零零一年十二月三十一日止年度，本集團錄得股東應佔虧損約670,017,000元。於二零零一年十二月三十一日，本集團有營運資金虧損淨額約1,044,276,000元，而本集團之股東資金於截至二零零一年十二月三十一日止年度由約731,657,000元大幅減至約55,411,000元。此外，於二零零一年十二月三十一日，本集團未能償還之本金及銀行借貸利息合共約1,169,411,000元（於該日之綜合財務報表分類為流動負債）。自二零零一年五月起，本集團之往來銀行採取多項行動，要求本集團即時償還大部分銀行貸款，包括但不限於發出追討通知或傳訊聆狀，更有委任破產管理人的情況，而若干破產管理人已取得已質押予銀行作為銀行貸款抵押品之若干物業之擁有權。

於二零零一年十二月三十一日，黃坤先生（本公司截至二零零二年一月二十九日之董事兼主要股東）向本集團提供墊款約96,924,000元，為本集團提供營運資金（見附註4.b）。於二零零一年十二月三十一日後，黃坤先生及本公司另一名主要股東（向黃坤先生購入股權而成為主要股東）向本集團提供墊款合共約43,450,000元，為本集團提供營運資金（見附註4.b及4.e）。此外，於二零零一年十二月三十一日後，黃坤先生豁免若干本集團結欠彼之款項約48,000,000元（見附註4.b）。

2. 按持續經營基準編製財務報表（續）

鑑於本集團並無其他資金可用以償還其銀行貸款，本集團已與個別銀行磋商，重訂其銀行借貸之條款，將若干銀行借貸轉換為股份及／或本公司將予以發行之可轉換票據、解除本集團償還若干銀行借貸之承擔及向本集團提供新信貸額度。截至本財務報表通過之日期，向往來銀行提呈之債務重組建議及與銀行達成之協議詳情概述如下：

(i) 本集團於二零零二年二月向一間銀行償還約22,000,000元，並於二零零二年四月就銀行借貸之未償還款額（於二零零一年十二月三十一日約達337,000,000元）與該銀行達成暫止協議，暫止還款直至二零零二年五月三十一日。本集團已向該行提呈債務重組建議，現仍就建議之詳細條款與該行進行磋商；

(ii) 本集團於二零零二年三月向一間銀行償還5,000,000元，並現正與該行進行最後階段之磋商，重組銀行借貸之未償還款額為應付貸款（於二零零一年十二月三十一日約達103,000,000元），按協定時間表展期至二零一二年；

(iii) 本集團於二零零二年二月向一間銀行償還約4,000,000元，並正與銀行磋商，重組銀行借貸未償還款額（於二零零一年十二月三十一日約達49,000,000元）為10年分期還款貸款及延長還款期至二零一二年；

(iv) 本集團與一間銀行就重組於二零零一年十二月三十一日尚未償還銀行借貸約578,000,000元進行磋商。向銀行提呈之債務重組建議涉及（其中包括）本集團之意向以透過供股及配售股份籌集額外資金；及

(v) 一間銀行獲本集團同意，就銷售貸款予第三方非銀行公司而按折讓額向獨立第三方非銀行公司轉讓無抵押貸款（於二零零一年十二月三十一日約達102,000,000元）。

於二零零一年十二月三十一日，本集團絕大部分應付賬款及其他應付款項已到期償還。由於缺乏流動資金，本集團未能準時還款，現正與債權人進行磋商，以解除本集團償還若干應付款額之承擔及分期償還餘額。

2. 按持續經營基準編製財務報表（續）

本集團大部分物業（包括投資物業、發展物業、落成待售物業及租賃土地和樓宇）已質押予銀行，作為本集團銀行借貸總額約1,169,411,000元之抵押品。於二零零一年十二月三十一日，該等物業的總額約1,412,426,000元，大部分均以由獨立合資格估值師釐訂之公開市值於綜合資產負債表內呈列。估值之編製乃假設（其中包括）買方及賣方均非受強制及有一段合理時間對物業作適當推銷、協商價格及其他條款和完成銷售。然而，倘本集團被迫於短期內出售其任何物業，本公司董事及管理層認為該等物業之最終可收回款額將大大低於二零零一年十二月三十一日之賬面值。

上述因素令本集團能否持續經營成為重大疑問。本公司董事及管理層相信，本集團將能夠繼續獲得往來銀行之支持，而往來銀行將會接納本集團之債務重組建議及該等建議能成功推行，致使本集團獲得新的資金以應付到期之財務承擔、本集團之物業能按其賬面值變現及本集團日後之營運將會成功。因此，財務報表乃按持續經營基準編製。倘往來銀行不再繼續支持、債務重組失敗及未能獲得額外財務資源及／或倘本集團日後之營運並不成功，本集團將無法變現其大部分資產之賬面值及向債權人（包括銀行）償還款項。

3. 主要會計政策

本財務報表乃根據香港會計師公會頒佈之會計實務準則、香港公認之會計原則及香港公司條例與香港聯合交易所有限公司證券上市規則之披露要求而編製。主要會計政策概要如下：

a. 衡量基準

財務報表乃按歷史成本基準編製，並按附註3.I所闡釋之公開市值呈列投資物業之款額。

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

3. 主要會計政策（續）

b. **採納新訂／經修訂會計實務準則**

本集團於截至二零零一年十二月三十一日止年度，首次採納香港會計師公會頒佈的下列會計實務準則（「會計實務準則」）：

會計實務準則第9號（經修訂）	結算日後事項
會計實務準則第10號（經修訂）	對聯營公司投資的會計處理
會計實務準則第14號（經修訂）	租約
會計實務準則第26號	分類資料呈報
會計實務準則第28號	撥備、或然負債及或然資產
會計實務準則第29號	無形資產
會計實務準則第30號	業務合併
會計實務準則第31號	資產減值
會計實務準則第32號	綜合財務報表及對附屬公司投資的會計處理

採納上述新訂會計實務準則對本集團會計政策之影響如下：

(i) 會計實務準則第26號－分類資料呈報

本集團已於財務報表附註32披露分類資料。

(ii) 會計實務準則第30號－業務合併

二零零一年一月一日前，商譽於其產生年度在儲備對銷。引入會計實務準則第30號後，於二零零一年一月一日或之後產生的商譽於資產負債表撥充資本及於收益表以其估計可用年期按直線法攤銷。根據會計實務準則第30號之過渡條文，本集團並無重列於二零零一年一月一日前因收購而產生並已於儲備對銷之商譽。按照會計實務準則第31號－資產減值，該等商譽其後之減值於收益表確認。遵照會計實務準則第30號過渡條文，倘原先在儲備對銷的商譽於收購日期後產生減損，則追溯應用上述有關確認商譽減值之會計政策變動，而按照會計實務準則第2號－期內損益淨額、基本錯誤及會計政策變動，減損確認為上年度調整。就此而言，本集團已評估原先於儲備對銷之商譽減損約236,019,000元，其中有關二零零零年之大約51,260,000元已於該年度損益表內記錄。至於有關二零零零年前之結餘約184,759,000元，由於先前已於保留溢利／累積虧損對銷，因此對二零零零年財務報表並無任何影響。

3. 主要會計政策(續)

b. **採納新訂/經修訂會計實務準則**(續)

除採納上述準則外,本集團已採納下列會計實務準則因此產生之變動:會計實務準則第10號-對聯營公司投資的會計處理;會計實務準則第17號-物業、廠房及設備;會計實務準則第18號-收入及會計實務準則第21號-於合營企業權益的會計處理。本公司董事及管理層認為上述會計實務準則的變動就本集團綜合財務報表而言並無重大影響。

由於採納新訂會計實務準則,於本文呈列之二零零零年比較數字已計入調整之影響(如適用)。

c. **綜合基準**

綜合財務報表包括本公司及其附屬公司(統稱「本集團」)之賬目,並以權益會計法計算本集團應佔聯營公司之收購後溢利/虧損和儲備。年內所收購或出售之附屬公司及聯營公司之業績乃由其實際收購日期起計或計至實際出售日期止。集團內各重大交易與結餘均已在綜合賬目時抵銷。

d. **商譽**

商譽指所付收購成本之公平值與本集團應佔所收購個別資產淨值公平值之差額。商譽於資產負債表中確認為資產,並於收益表中以其估計可用年期按直線法攤銷。商譽的賬面值須定期檢討或於出現減值因素時加以評估。任何商譽減值將於減值出現時於有關期確認為開支。

e. **附屬公司**

附屬公司乃本集團能夠對其行使控制權的公司,一般指本集團有權控制其財務及經營政策,從而因其業務獲益。在本公司的財務報表中,於附屬公司的投資乃按成本值減任何減損列賬,而來自附屬公司之收入則按已收及應收股息入賬。

3. 主要會計政策(續)

f. **聯營公司**

聯營公司乃本集團能夠對其行使重大影響力之公司,惟對其財務及經營決策並無控制權或共同控制權。於綜合財務報表內,對聯營公司之投資乃按會計權益法計算,據此,投資最初按成本列賬,其後再作調整,以確認本集團應佔聯營公司於收購後之業績、自聯營公司收取之分派、聯營公司股權變動導致本集團於聯營公司比例權益之其他所需變動(並未計入聯營公司收益表)、投資成本與本集團應佔所收購個別資產淨值於收購日期之公平價值總額之差額(商譽)攤銷以及任何減損。本集團應佔聯營公司於收購後之業績列入綜合收益表。

g. **營業額及收入確認**

營業額指(i)所售物業之合約價;(ii)出租投資物業之租金收入;(iii)酒店營運收入;(iv)電訊服務及互聯網服務之收費;及(v)應收貸款利息收入。

當一項交易之結果能可靠衡量而該交易有關之經濟利益有可能流入本集團時才確認為收入,各項收入將按下列基準予以確認:

(i) 來自出售物業之收入於出售合約完成時予以確認。完成前所收買方款項以客戶按金列賬。

(ii) 來自投資物業之租金收入按租約期以直線法予以確認。

(iii) 經營酒店之收入於提供有關服務時予以確認。

(iv) 提供電訊服務及互聯網服務之收入於提供有關服務時予以確認。客戶在獲得提供服務前支付之按金或預付款項以遞延收入列賬。

(v) 利息收入按時間比例以當時之未償還本金額及適用之利率予以確認。

(vi) 出售證券投資之盈虧於交易日予以確認。

3. 主要會計政策(續)

h. **税項**

本集團內各公司按其個別財務報表所示溢利作出利得税準備,並就無須課税及不獲利得税寬減之收支項目作出調整。

由於税務上及財務報表上計算之溢利之時期不同而出現重大時差,以負債法和現行税率按有關時差作出遞延税項準備,除非認為在可見將來不會出現税項負債者除外。遞延税項資產僅於有關利益在可見將來可實現之情況下方會確認。

i. **員工退休福利**

員工退休福利成本於員工提供服務時確認為開支。

j. **借貸成本**

與收購、建設或生產需一段頗長時間方可投入擬定用途或出售之資產直接有關之借貸成本,按該等特定借貸之實際成本撥充為有關資產之部分成本。其他所有借貸成本於產生時於期內確認為開支。

k. **物業與設備及折舊**

物業及設備乃以成本減累計折舊及任何減損列賬。改善及提升物業與設備而可增加未來經濟效益之重大開支均撥充資本,而維修保養費用則於產生時列為開支。折舊乃按直線法就個別資產之估計可使用年期撥備,以撇銷其減除剩餘價值後的成本。採用之折舊年率如下:

租約土地	2%(租賃期)
樓房	4%
業務設備	33%至50%
傢俬及辦公室設備	15%至30%
汽車及機動船	20%至30%

折舊方法及使用年期會定期檢討以確保折舊方法及比率與物業及設備之預期經濟效益形態一致。

出售物業與設備之損益按出售所得款項淨額減資產之賬面值於收益表內列賬。

3. 主要會計政策（續）

l. **投資物業**

投資物業為建築及發展工程完竣並因其投資潛力作長期持有之租約土地及樓房之權益。該等物業以獨立合資格估值師之每年估值為基準，按公開市值於資產負債表內列賬。投資物業之所有價值變動均撥入投資物業重估儲備處理，除非儲備之結餘總額不足以彌補按投資組合計算之虧絀，在此情況下則將超逾虧絀之差額計入收益表列為開支。當出售投資物業時，過往確認之重估盈餘（如有）乃予以逆轉，而於收益表列賬之出售損益乃按出售所得款項淨額減原來成本或投資物業當時賬面值計算。

投資物業不作折舊撥備，除非所餘租約期為二十年或以下，在此情況下乃按租約所餘年期以當時之賬面值作折舊準備。

m. **發展物業**

發展物業包括租約土地及發展中樓房之權益，按成本減任何減損列賬，發展物業成本包括租約土地及樓房之原來成本、已產生之發展和興建費用及利息與該等發展物業應佔之直接借貸成本及其他直接成本。發展物業不作折舊撥備。

n. **應收貸款**

向客戶之貸款及應計利息於扣除貸款可能出現損失時之特定及一般撥備後在資產負債表內列賬。特定撥備乃於管理層對收回貸款之可能性有疑問時就有關款項作出之撥備。一般撥備乃指非特別確認但憑經驗所知存在於現時貸款組合之風險之有關撥備。撥備額根據管理層之估計而決定，並定期作出檢討，如認為有需要則作出調整。

o. **落成待售物業**

落成待售物業按成本及可變現淨值兩者中之較低者列賬。可變現淨值以管理層於一般業務過程中參考當時市場狀況而估計之售價為基準減銷售及市場推廣開支計算。

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

3. 主要會計政策(續)

p. 存貨

存貨主要包括電訊設備,乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算,並包括所有將存貨達至其現時之地點及狀況所需之成本。可變現淨值乃於正常業務經營期間之估計銷售價減估計完成及達成銷售所需之其他成本。陳舊、滯銷或次貨均適當地作出撥備。

出售存貨時其賬面值於有關收入之確認期內確認為開支。存貨之可變現淨值之任何減值及存貨之所有虧損均於減值或虧損之發生期內確認為開支。倘存貨之可變現淨值增加令其減值出現任何逆轉,則於逆轉出現期內將原確認為開支之存貨作減額確認。

q. 資產減值

資產於發生事件或情況變動顯示或許不能收回資產賬面值時進行減值檢討。倘資產之賬面值超逾其可收回價值,則有關差額在收益表內列為減值虧損。可收回價值按資產之淨售價及可使用價值中較高者列賬。淨售價指於公平交易出售資產所得款項扣減出售成本後之數額。可使用價值則按持續使用資產預期取得之估計未來現金流量之現值,加資產使用期屆滿後出售估計所得現金之現值而計算。

倘資料顯示已列賬之資產虧損不再存在或有所減少,則往年減值虧損將會撥回,在收益表內入賬。

r. 撥備及或然事項

當因過往事件產生現有債項(不論是合法或推定的債項),而償還該債項可能導致包含經濟利益的資源流出,而且能可靠估計該債項的金額,則會提撥準備。撥備金額會定期審閱及調整,以反映現有的最佳估計。倘金額時間值的影響為重大,撥備的金額為償還債項預期所需開支的現值。

3. 主要會計政策(續)

r. 撥備及或然事項(續)

或然負債不會在財務報表內確認。除非導致包含經濟利益的資源流出的可能性極低,或然負債一般會予以披露。或然資產不會於財務報表確認,惟如可能獲得經濟利益流入則會予以披露。

s. 經營租約

經營租約指租約資產擁有權之絕大部分回報及風險仍歸出租人擁有之租約。經營租約之應付租金以直線法按有關租約期在收益表內扣除。

t. 年結日後事項

年結日後發生而導致結算日財務狀況資料有別或顯示不宜採納持續經營基準的事件(調整事件),會在財務報表內反映。不會引致上述變動的重大年結日後事項會在附註中披露。

u. 外幣換算

本集團內各公司以其業務之基本貨幣(「入賬貨幣」)列算賬目。個別公司賬目中,於本年度之其他貨幣交易按交易日之適用匯率換算為相應之入賬貨幣,以其他貨幣為單位之貨幣資產及負債按結算日之適用匯率換算為相應之入賬貨幣。匯兑盈虧計入個別公司之收益表內處理。

本集團編製之綜合財務報表以港元計算。在綜合賬目時,以港元以外之入賬貨幣計算之附屬公司資產及債務均按結算日之適用匯率換算為港元;而收益及開支項目均按該年度之平均匯率換算為港元。換算之匯兑差額均以累積換算調整變動入賬。

v. 採用估計數字

管理層編製符合香港公認會計原則的財務報表時,必須作出可影響若干呈報金額及披露事項的估計及假設。因此,實際結果可能偏離該等估計數字。

4. 關連人士交易

任何人士可直接或間接控制其他人士,或對其財務及經營決策行使重大影響,則該等人士會列為關連人士。如若干人士受共同控制或共同重大影響,亦會列為關連人士。

與關連人士進行之重大交易及結餘概要如下:

a. 截至二零零一年十二月三十一日止年度,本集團按一般商業條款向藹智林溫嘉旋梁達堅律師行支付專業費用合共約3,482,000元(二零零零年:1,567,000元)。藹智林溫嘉旋梁達堅律師行其中一名合夥人溫嘉旋先生為本公司直至二零零一年十月十九日之非執行董事。

b. 於二零零一年十二月三十一日,約96,924,000元(二零零零年:92,166,000元)應付一名前任董事款項指本公司直至二零零二年一月二十九日之董事兼本公司主要股東黃坤先生提供之短期墊款及應計利息。該筆墊款及利息並無抵押,亦無指定還款期,按香港最優惠利率計算利息。截至二零零一年十二月三十一日止年度,該筆墊款之利息開支約6,358,000元(二零零零年:4,066,000元)。

   二零零一年十二月三十一日後,黃坤先生向本集團作出額外墊款約10,000,000元及豁免若干本集團結欠彼約48,000,000元之款項。餘下結餘由新股東貸款代替,該債款乃無抵押,按香港最優惠利率計息,須於二零零二年七月二十九日前償還。

c. 一間關連公司之未償還結餘並無抵押、免息及無指定還款期。

d. 二零零一年十二月,本集團訂立協議,以現金代價30,000,000元向黃坤先生(本公司直至二零零二年一月二十九日之董事兼本公司之主要股東)出售若干從事電訊及互聯網業務之附屬公司及若干其他資產,該等業務及資產於二零零一年十二月三十一日之賬面淨值合共約為9,161,000元。出售於二零零二年二月完成。

e. 二零零一年十二月三十一日後,本公司之主要股東(彼於收購黃坤先生之股權後成為主要股東)向本集團作出墊款合共約33,450,000元,該款項乃無抵押,按香港最優惠利率計息,須於二零零二年七月二十九日前償還。

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

5. 終止經營業務

二零零零年十月，本集團訂立協議，按現金代價100,000,000元出售經營酒店之安鴻投資有限公司全部股權。出售已於二零零一年一月二十九日完成。本集團此後並無經營酒店業務。安鴻投資有限公司截至二零零一年一月二十九日止期間及截至二零零零年十二月三十一日止年度之業績計入綜合收益表，列為終止經營業務。

二零零一年十二月，本集團訂立協議，出售若干從事電訊及互聯網業務（見附註4.d）之附屬公司。出售於二零零二年二月完成。本集團已於其後終止其電訊及互聯網業務，該等附屬公司之業績已於截至二零零一年十二月三十一日止年度綜合收益表列為終止經營業務。截至二零零零年十二月三十一日止年度之綜合收益表已重列，電訊及互聯網業務之業績呈列為本集團終止經營業務。

終止經營業務之業績如下：

	二零零一年 千元	二零零零年 千元
營業額	175,860	112,230
銷售成本	(131,561)	(84,917)
毛利	44,299	27,313
其他收入	28,825	669
銷售及市場推廣費用	(524)	(14,233)
一般及行政費用	(63,264)	(97,064)
其他營運費用	(2,721)	(133,590)
商譽減值	–	(51,260)
經營溢利（虧損）	6,615	(268,165)
融資成本	(7,755)	(8,526)
分佔聯營公司虧損	(832)	(25,077)
除稅前虧損	(1,972)	(301,768)
稅項	1,171	306
除稅但未計少數股東權益之虧損	(801)	(301,462)
少數股東權益	(52)	29,980
股東應佔虧損	(853)	(271,482)

6. 營業額及收入

綜合收益表中之營業額及收入分析如下：

	二零零一年 千元	二零零零年 千元
持續經營業務—		
物業投資及發展	292,085	215,287
金融服務，包括放款	7,461	564
	299,546	215,851
終止經營業務—		
酒店營運	940	13,525
電訊服務	159,938	65,847
互聯網服務	14,982	32,858
	175,860	112,230
總營業額	475,406	328,081
出售證券投資之盈利	–	11,199
出售附屬公司之盈利	24,856	–
出售物業及設備之盈利淨額	3,304	–
應收賬款呆賬撥備撥回	–	10,000
銀行存款之利息收入	1,874	1,288
其他	3,172	582
其他收入總額	33,206	23,069
收入總額	508,612	351,150

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

7. 其他營運費用

綜合收益表中之其他營運費用包括:

	二零零一年 千元	二零零零年 千元
持續經營業務—		
投資物業重估虧損減二零零零年有關遞延税項撥回約1,818,000元	(64,797)	(49,320)
發展物業及落成待售物業減損	(176,750)	(507,771)
應收貸款呆壞賬撥備/撇銷(參考有關抵押品之估值而作出)	—	(211,794)
長期投資出售虧損/減損(參考所投資公司之資產價值而作出)	(12,855)	(8,400)
給予聯營公司墊款之撥備	(2,190)	—
證券投資虧損	(39)	(2,362)
	(256,631)	(779,647)
終止經營業務—		
酒店物業重估虧損	—	(100,014)
出售附屬公司虧損	(1,731)	—
電訊設備減損	—	(26,564)
給予聯營公司墊款之撥備	(990)	(7,012)
	(2,721)	(133,590)
	(259,352)	(913,237)

8. 除稅前虧損

綜合收益表中之除稅前虧損已扣除下列項目（其他收入及其他營運費用之分析則分別載於附註6及7）：

	二零零一年 千元	二零零零年 千元
下列項目之利息：		
一須於五年內全數償還之銀行透支及貸款	132,299	181,044
一由前任董事提供之短期墊款	6,358	4,066
一應付貸款	824	—
	139,481	185,110
減：		
一計入銷售成本之款項	(29,168)	(62,438)
一就發展物業撥作資本之款項*	(84,890)	(85,556)
	25,423	37,116
存貨及服務之成本	789,298	366,695
職員成本（包括董事酬金）	45,015	50,565
租用物業之經營租約租金	5,431	6,463
應收賬款呆壞賬撥備	49	3,234
物業及設備折舊	9,450	18,563
出售物業及設備虧損淨額	—	800
匯兑虧損淨額	52	2,063
核數師酬金	1,300	1,388

* 截至二零零一年十二月三十一日止年度借貸成本之平均利息約每年11.7厘（二零零零年：每年10.4厘）。

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

9. 董事及高級行政人員之酬金

a. 董事酬金之詳情如下:

	二零零一年 千元	二零零零年 千元
袍金		
一執行董事	—	—
一非執行董事	200	100
一獨立非執行董事	150	200
執行董事之其他酬金		
一基本薪金及津貼	6,042	4,391
一花紅	—	980
一退休福利計劃供款	35	—
	6,427	5,671

年內概無董事免收任何酬金。年內並無任何已付或應付董事作為加入本集團之獎金或離職補償之款項。

董事酬金按董事人數及數額分析如下:

	二零零一年	二零零零年
執行董事		
一零至1,000,000元	2	1
一1,000,001元至1,500,000元	—	1
一1,500,001元至2,000,000元	1	—
一3,000,001元至3,500,000元	1	—
一3,500,001元至4,000,000元	—	1
	4	3
非執行董事/獨立非執行董事		
一零至1,000,000元	4	4
	8	7

9. 董事及高級行政人員之酬金(續)

b. 五名最高薪人士(包括董事及其他僱員)之已付酬金詳情如下:

	二零零一年 千元	二零零零年 千元
基本薪金及津貼	6,877	6,685
花紅	—	980
退休福利計劃供款	59	—
	6,936	7,665

三名(二零零零年:兩名)最高薪人士為本公司董事,其酬金已載於附註9.a。

年內並無向五名最高薪人士(包括董事及其他僱員)支付酬金作為邀請其加入或其加入本集團之獎金或作為離職補償。

五名最高薪人士(包括董事及其他僱員)之酬金按人數及數額分析如下:

	二零零一年	二零零零年
零至1,000,000元	3	3
1,000,001元至1,500,000元	—	1
1,500,001元至2,000,000元	1	—
3,000,001元至3,500,000元	1	—
3,500,001元至4,000,000元	—	1
	5	5

10. 稅項

綜合收益表中稅項包括:

	二零零一年 千元	二零零零年 千元
本期稅項-		
香港利得稅		
-本年度準備	(45)	—
-過往年度超額準備撥回	1,077	7,527
-退回稅款	—	3,705
加拿大入息稅		
-過往年度超額準備撥回	1,171	—
	2,203	11,232

10. 稅項（續）

本公司於百慕達之稅項豁免期至二零一六年。香港利得稅就來自或源自香港之應課稅溢利按16%作出準備。本集團在其他司法權區經營之附屬公司於年內亦無任何應課稅收益，故亦無作出海外稅項準備。

截至二零零一年十二月三十一日止年度，本集團未撥備之遞延稅項（主要為本年度稅務虧損之稅務影響）約為68,028,000元（二零零零年：77,988,000元）。

11. 股東應佔虧損

截至二零零一年十二月三十一日止年度之股東應佔綜合虧損已計入本公司財務報表內之虧損約674,625,000元（二零零零年：1,201,127,000元）。

12. 每股虧損

截至二零零一年十二月三十一日止年度之每股基本虧損按本年度股東應佔綜合虧損約670,017,000元（二零零零年：1,162,465,000元）及年內已發行股份之加權平均數約13,418,040,000股（二零零零年：13,402,917,000股）計算。

因年內未行使之購股權具有反攤薄影響，故並無呈報每股攤薄虧損。

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

13. 物業及設備

a. 物業及設備(綜合)之變動為:

	二零零一年 酒店物業 千元	二零零一年 租約土地及樓房 千元	二零零一年 業務設備 千元	二零零一年 傢俬及辦公室設備 千元	二零零一年 汽車及機動船 千元	二零零一年 總額 千元	二零零零年 總額 千元
成本或估值							
年初	100,000	80,729	72,146	8,604	28,251	289,730	352,287
來自收購附屬公司	–	–	–	–	–	–	23,053
來自出售附屬公司	(100,000)	–	(8,109)	(3,243)	–	(111,352)	–
添置	–	39	5,161	222	–	5,422	17,239
出售	–	(1,081)	(7,831)	(525)	(2,670)	(12,107)	(2,835)
重估虧損	–	–	–	–	–	–	(100,014)
換算調整	–	–	(1,260)	–	–	(1,260)	–
年終	–	79,687	60,107	5,058	25,581	170,433	289,730
代表:							
成本	–	79,687	60,107	5,058	25,581	170,433	189,730
估值	–	–	–	–	–	–	100,000
	–	79,687	60,107	5,058	25,581	170,433	289,730
累計折舊/減值							
年初	–	5,199	53,668	4,043	27,833	90,743	47,621
本年度撥備	–	975	7,047	1,188	240	9,450	18,563
來自出售附屬公司	–	–	(7,319)	(1,885)	–	(9,204)	–
出售	–	(433)	(6,957)	(190)	(2,670)	(10,250)	(2,005)
換算調整	–	–	(120)	(23)	–	(143)	–
減損	–	–	–	–	–	–	26,564
年終	–	5,741	46,319	3,133	25,403	80,596	90,743
賬面淨值							
年終	–	73,946	13,788	1,925	178	89,837	198,987
年初	100,000	75,530	18,478	4,561	418	198,987	304,666

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

13. 物業及設備(續)

b. 租約土地及樓房:

租約土地及樓房按所在地點及租約年期分析如下:

	二零零一年 千元	二零零零年 千元
香港		
一長期租約	73,946	75,297
一中期租約	—	233
	73,946	75,530

所有租約土地及樓房已按予銀行作為本集團銀行融資之抵押品(見附註35)。

14. 投資物業

投資物業(綜合)之變動為:

	二零零一年 千元	二零零零年 千元
年初	467,150	658,100
出售	(33,553)	(139,812)
重估產生虧絀	(64,797)	(51,138)
年終	368,800	467,150

投資物業按所在地點及租約年期分析如下:

	二零零一年 千元	二零零零年 千元
香港		
一長期租約	304,800	387,150
一中期租約	64,000	80,000
	368,800	467,150

投資物業乃按獨立合資格估值師威格斯(香港)有限公司於二零零一年十二月三十一日估計之公開市值入賬。約368,000,000元(二零零零年:465,250,000元)之投資物業已按予銀行作為本集團銀行融資之抵押品(見附註35)。

14. 投資物業(續)

於二零零一年十二月三十一日,賬面值約100,100,000元(二零零零年:無)之投資物業由本集團其中一間往來銀行擁有,作為抵押,歸因於本集團未能償還附註2所載之銀行借貸。

投資物業於二零零一年十二月三十一日之詳情如下:

地點	集團之權益	現時用途
香港灣仔告士打道200號明珠興業中心地下1及2號店舖、地下1及2號車位、1樓8、9、11、13及15號車位、2樓28、29、30、31、32、33、35、36及38號車位、3樓39、40、41、43、45、46、48及49號車位、4樓60、61、62及63號車位、4樓、9樓、10樓、13樓、16樓、17樓1702室、22樓、23樓、26樓、天台及高層天台及外牆	100%	商業
香港九龍尖沙咀彌敦道225號明珠廣場2樓、3樓、8樓、9樓、10樓、11樓、13樓、14樓、17樓及18樓	100%	商業
香港中環士丹利街58-64號明珠行15樓	100%	商業

15. 發展物業

發展物業(綜合)之變動為:

	二零零一年 千元	二零零零年 千元
年初	1,600,000	1,950,000
添置	128,832	154,352
出售*	(582,216)	—
減損,指重估虧絀	(176,616)	(504,352)
年終	970,000	1,600,000
分列於:		
非流動資產	650,000	320,000
流動資產	320,000	1,280,000
	970,000	1,600,000

15. 發展物業(續)

本集團有意及有具體計劃出售之發展物業列為流動資產,其餘則列為非流動資產。

發展物業按所在地點及年期分析如下:

	二零零一年 千元	二零零零年 千元
香港		
一長期租約	650,000	1,280,000
一中期租約	320,000	320,000
	970,000	1,600,000

* *由於本集團未能償還銀行借貸,發展物業賬面值約582,216,000元由銀行擁有並於年內以約230,000,000元之代價出售,產生約352,216,000元之虧損,已於綜合收益表內之毛損列賬。*

發展物業之減損按由獨立合資格估值師威格斯(香港)有限公司所評估之物業於二零零一年十二月三十一日之公開市值釐定。所有發展物業已按予銀行作為本集團銀行融資之抵押品(見附註35)。

發展物業於二零零一年十二月三十一日之詳情如下:

地點	集團之權益	建築進度	預計落成日期	預計用途	總建築面積(平方米)
明珠豪庭酒店 香港西營盤 德輔道西 304-314號	65%	正改建為酒店物業	二零零二年底	酒店	14,405
天比高 香港山頂 普樂道10號	100%	地盤平整及地基工程進行中	二零零四年初	住宅	2,034

16. 對附屬公司之投資

本公司之資產負債表中對附屬公司之投資包括:

	二零零一年 千元	二零零零年 千元
非上市股份,成本	295,570	295,570
附屬公司欠款	2,871,925	2,881,715
欠附屬公司之款項	–	(8,470)
	3,167,495	3,168,815
減:減值	(3,108,471)	(2,437,697)
	59,024	731,118

與附屬公司之所有結餘均為無抵押、免息及無預定還款期。

本公司董事及管理人員認為,對附屬公司之投資的實際價值並不低於二零零一年十二月三十一日之賬面值。

除Pearl Enterprises (B.V.I.) Limited外,所有主要附屬公司均由本公司間接持有。主要附屬公司於二零零一年十二月三十一日之詳情為:

名稱	註冊成立／營業地點	已發行及已繳股本	持有之股本權益百分比	主要業務
AIC Asia International Services Corp.	加拿大	567,500加幣	49%(i)	電訊服務及投資控股
AIC Asia International Services (Alberta) Corp.	加拿大	10,000加幣	49%(i)	電訊服務
AIC Asia International Services (Ontario) Corp.	加拿大	1,000加幣	49%(i)	電訊服務
AIC (Asia Pacific) Limited	英屬維爾京群島	92美元	51%	投資控股
加拿大亞洲電訊(香港)有限公司	香港	100元	51%	電訊服務
AIC Telecom (UK) Limited	英國	10,000英鎊	51%	電訊服務
AICOM Data Services Inc.	加拿大	100加幣	49%(i)	上網服務

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

16. 對附屬公司之投資（續）

名稱	註冊成立／營業地點	已發行及已繳股本	持有之股本權益百分比	主要業務
Asia Business Communications, Inc.	美國	8,000,000美元	65%	電訊服務
保昌實業有限公司	香港	2元	100%	投資控股
祥景投資有限公司	香港	2元	100%	物業投資
Charter Enterprises (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
Cosine Systems Limited	英屬維爾京群島	1美元	100%	投資控股
冠志投資有限公司	香港	10,000元	100%	投資控股
賽柏時空網絡香港有限公司	香港	1,000,000元	70%	入門網站
E-Link Technology Limited	英屬維爾京群島	1美元	100%	投資控股
E-Tech Canada Limited	加拿大	普通股 1,000加幣	70%	中藥及保健入門網站
		優先股 201,559加幣	70%	
易必得網絡國際有限公司	香港	21,600,000元	60%	網上拍賣及電子商貿
Elffa Limited	香港	10,000元	100%	投資控股
輝都置業有限公司	香港	10,000元	100%	物業投資
嘉傑實業有限公司	香港	10,000元	100%	物業投資
Grandcyber Corporation Limited	香港	10,000元	100%	投資控股
Grandcyber Corporation Limited	開曼群島	0.1元	100%	投資控股
Halmaro Enterprises Limited	香港	「A」股200元	100%	物業投資
Healthforce Inc.	英屬維爾京群島	1美元	100%	投資控股

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

16. 於附屬公司之投資(續)

名稱	註冊成立/營業地點	已發行及已繳股本	持有之股本權益百分比	主要業務
Healthphone Corporation	英屬維爾京群島	1,000,000美元	70%	投資控股
翠都置業有限公司	香港	30,000,000元	100%	投資控股
利海國際有限公司	香港	2元	100%	物業投資
祥虹有限公司	香港	2元	100%	物業發展
瑪高融資亞洲有限公司	香港	6,000,000元	100%	投資顧問
瑪高投資有限公司	香港	2元	100%	投資控股
瑪高財務有限公司	香港	100,000,000元	100%	放款及財務顧問服務
捷達訊幹線服務有限公司	香港	10,000,000元	100%	電訊服務
Pearl Capital & Marketing (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
紀億有限公司	香港	2元	100%	物業投資及發展
Pearl Development (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
Pearl Enterprises (B.V.I.) Limited	英屬維爾京群島	10,000美元	100%	投資控股
駿譽發展有限公司	香港	2元	100%	物業投資及發展
明珠興業有限公司	香港	普通股 10,000元 遞延股 20,000,000元(ii)	100% —	投資控股、物業投資、項目管理與顧問
Pearl Hospitality Investment (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
明珠國際酒店集團有限公司	香港	1,000,000元	100%	酒店管理與顧問服務及投資控股
Pearl International Hotels (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

16. 對附屬公司之投資（續）

名稱	註冊成立／營業地點	已發行及已繳股本	持有之股本權益百分比	主要業務
深圳九明珠信息科技有限公司(iii)	中國大陸	4,000,000元人民幣	60%	發展醫院管理資訊系統
Pearl Oriental (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
Pearl Oriental Telecom & Technology (B.V.I.) Limited	英屬維爾京群島	1美元	100%	投資控股
明珠電訊科技有限公司	香港	2元	100%	電訊服務
明珠物業管理有限公司	香港	2元	100%	物業管理服務
Rossmore Profits Limited	英屬維爾京群島	1美元	100%	投資控股
Rowell Services Limited	英屬維爾京群島	1,300,000美元	65%	投資控股
銀福實業有限公司	香港	10,000元	100%	物業投資
華基服務有限公司	香港	2元	100%	汽車租賃
明星名人企業有限公司	香港	2元	65%	入門網站
Super Delight Enterprises Limited	英屬維爾京群島／香港	100美元	65%（見附註36.a）	物業投資及發展
Terrific Hit Holdings Limited	英屬維爾京群島／香港	1美元	100%	物業投資
敦和實業有限公司	香港	10,000元	100%	投資控股
Wise Tech Overseas Limited	英屬維爾京群島	1美元	100%	投資控股
和添發展有限公司	香港	10,000元	100%	機動船租賃
Win Chance Limited	英屬維爾京群島／香港	2美元	100%	物業投資
穎安投資有限公司	香港	2元	100%	物業投資
Y2K Investment Group Limited	英屬維爾京群島	150美元	51%	投資控股

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

16. 對附屬公司之投資(續)

附註一

i. 本集團透過擁有50%以上具投票權股本之附屬公司持有該等公司之權益。

ii. 該等無投票權之遞延股並非由本集團擁有。此等股份並無投票權、無權享有股息(除非該公司之純利超逾1,000,000,000元)及無權於該公司清盤時獲任何分派(除非該公司已向普通股持有人分派100,000,000,000元)。

iii. 深圳九明珠信息科技有限公司乃於中國大陸成立之合資企業,營運時期為五十年至二零四九年止。

上表僅列出本公司之主要附屬公司,董事及管理人員認為該等公司對本集團之業績構成主要影響或組成本集團資產淨值之主要部分。董事及管理人員認為詳列其他附屬公司會令篇幅過於冗長。

截至二零零一年十二月三十一日止年度內之任何時間,各附屬公司概無任何已發行之借貸資本。

17. 對聯營公司之投資

對聯營公司(綜合)之投資包括:

	二零零一年 千元	二零零零年 千元
非上市股份,成本	50,569	65,713
收購產生之商譽,於儲備撇銷	(48,103)	(48,103)
應佔收購日之資產淨值	2,466	17,610
應佔收購後之未分派溢利減虧損	(33,723)	(48,038)
	(31,257)	(30,428)
給予聯營公司墊款	179,306	182,201
由聯營公司提供墊款	(51)	(51)
	147,998	151,722
減:墊款撥備	(147,043)	(150,875)
	955	847

與聯營公司之所有結餘均為無抵押、免息及無預定還款期。

17. 對聯營公司之投資（續）

本公司董事及管理人員認為，對聯營公司之投資之實際價值並不低於二零零一年十二月三十一日之賬面值。

所有聯營公司均由本公司間接持有。該等公司於二零零一年十二月三十一日之詳情如下：

名稱	註冊成立／營業地點	所持股權百分比	主要業務
CariPAC. Com International Limited	香港	25%	提供互聯網接入平台及技術
Lancelot Holdings Limited	香港	50%	買賣電訊設備
999 E-Tech Inc.	加拿大	35%	經營中醫藥診所

上表只列出本公司之主要聯營公司，董事及管理人員認為該等公司對本集團業績構成主要影響或組成本集團資產淨值重要部分。董事及管理人員認為詳列其他聯營公司會令篇幅過於冗長。

18. 應收貸款及其他應收款項

應收貸款及其他應收款項（綜合）之詳情為：

	二零零一年 千元	二零零零年 千元
借貸活動之應收貸款		
一有抵押	–	560,400
一無抵押	348,134	260,174
	348,134	820,574
減：應收貸款呆賬撥備	(348,133)	(541,727)
	1	278,847
其他應收款項*	26,739	34,834
	26,740	313,681

* 該項餘額為應收一家附屬公司少數股東之款項，乃無抵押、免息及無預定還款期。

19. 落成待售物業

落成待售物業(綜合)變動為:

	二零零一年 千元	二零零零年 千元
年初	13,000	75,518
出售物業	(12,386)	(59,099)
減損,即重估虧損	(134)	(3,419)
年終	480	13,000

落成待售物業之減損按由獨立合資格估值師威格斯香港有限公司所評估物業於二零零一年十二月三十一日之公開市值釐定。所有落成待售物業均位於香港,以中期租約持有,並已按予銀行,作為本集團銀行融資之抵押品(見附註35)。

20. 應收賬款

應收賬款(綜合)按賬齡分析如下:

	二零零一年 千元	二零零零年 千元
0至1個月	3,567	11,885
1至2個月	1,886	2,273
2至3個月	750	506
超過3個月	1,276	5,097
	7,479	19,761
減:應收賬款呆壞賬準備	(1,066)	(3,234)
	6,413	16,527

所售物業之代價由買方根據買賣協議支付。租約物業之租金收入由租客每月預先繳交。應收貸款之利息收入由借貸方根據貸款協議之條款支付。本集團根據本身之信貸政策向其電訊及互聯網業務客戶提供信貸期,除現金交收外,信貸期介乎一個月至兩個月不等。

财務報表附註（續）
（除另有說明者外，數額概以港元為單位）

21. 短期銀行借貸

短期銀行借貸之詳情為：

	綜合		本公司	
	二零零一年 千元	二零零零年 千元	二零零一年 千元	二零零零年 千元
透支	15,851	20,677	–	41
短期貸款	124,701	146,174	–	–
長期貸款，即期部分（附註24）	900,808	1,369,102	–	–
應計應付利息	128,051	76,118	–	–
	1,169,411	1,612,071	–	41

短期銀行借貸（不包括長期貸款之即期部分）按年利率6厘至15厘（二零零零年：年利率9厘至13厘）計算利息。有關本集團之銀行融資詳情請參閱附註35，而有關本集團逾期未還之銀行借貸詳情請參閱附註2。

22. 應付貸款

應付貸款約12,424,000元（二零零零年：無）乃無抵押、按每月利率1厘計算利息及須於未來十二個月內償還。

23. 應付賬款

應付賬款按賬齡分析如下：

	綜合		本公司	
	二零零一年 千元	二零零零年 千元	二零零一年 千元	二零零零年 千元
0至1個月	4,252	10,386	–	57
1至2個月	6,799	12,032	–	84
2至3個月	3,988	11,488	–	74
3至12個月	13,294	47,261	–	72
超過12個月	41,257	10,264	–	708
	69,590	91,431	–	995

24. 長期銀行貸款

長期銀行貸款(綜合)之詳情為:

	二零零一年 千元	二零零零年 千元
須於下列期間內償還之款項		
一一年內	783,145	1,235,567
一一年後但兩年內	17,252	26,765
一兩年後但五年內	48,231	55,373
一五年後	52,180	51,397
	900,808	1,369,102
減:已計入短期銀行貸款之一年內須償還款項(附註21)	(783,145)	(1,235,567)
因逾期未還而列為短期銀行貸款之款項(附註2及21)	(117,663)	(133,535)
	–	–

長期銀行貸款按年利率6厘至15厘(二零零零年:年利率9厘至13厘)計算利息。有關本集團之銀行融資詳情請參閱附註35,而有關本集團逾期未還之銀行借貸詳情請參閱附註2。

25. 遞延税項

於二零零一年十二月三十一日,未撥備之遞延税項約220,673,000元(二零零零年:152,645,000元)主要為累積税務虧損之利益。

26. 少數股東權益

少數股東權益包括:

	二零零一年 千元	二零零零年 千元
分佔附屬公司之資產淨值	9,779	9,727
附屬公司少數股東提供之墊款	126	126
	9,905	9,853

27. 股本

股本之變動為:

	二零零一年		二零零零年	
	股數	面值	股數	面值
	千股	*千元*	*千股*	*千元*
法定				
(每股面值0.1元之普通股)—				
年初	20,000,000	2,000,000	15,000,000	1,500,000
法定股本增加	—	—	5,000,000	500,000
年終	20,000,000	2,000,000	20,000,000	2,000,000
已發行及繳足				
(每股面值0.1元之普通股)—				
年初	13,418,040	1,341,804	13,250,540	1,325,054
因收購附屬公司而發行	—	—	167,500	16,750
年終	13,418,040	1,341,804	13,418,040	1,341,804

28. 購股權計劃

本公司設有購股權計劃,可向本集團僱員(包括本公司之執行董事)授出購股權,以認購本公司之股份,最多可認購本公司當時已發行股本面值之10%,就此計算而言並不包括行使購股權所發行之股份。認購價由本公司之董事會決定,釐定之價格不會少於股份面值及股份於購股權發行日前五個交易日於香港聯合交易所有限公司平均收市價之80%(以兩者較高者為準)。

截至二零零一年十二月三十一日止年度購股權之變動為:

授出日期	行使期	每股認購價	年初	年內授出數目	年內失效數目	年內行使數目	年終
一九九九年十二月三十一日	二零零零年七月一日至二零零二年六月三十日	0.234元	100,000,000	—	(31,760,000)	—	68,240,000

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

29. 儲備

儲備之變動為:

	二零零一年					二零零零年
	股份溢價	繳入盈餘	資本儲備	累計換算調整	總額	總額
	千元	千元	千元	千元	千元	千元
綜合						
年初	965,874	–	5,840	171	971,885	952,275
出售附屬公司	–	–	(4,814)	–	(4,814)	–
換算調整	–	–	–	(1,415)	(1,415)	180
發行股份產生之溢價	–	–	–	–	–	19,430
年終	965,874	–	1,026	(1,244)	965,656	971,885
本公司						
年初	965,874	160,670	–	–	1,126,544	1,107,114
發行股份產生之溢價	–	–	–	–	–	19,430
年終	965,874	160,670	–	–	1,126,544	1,126,544

根據百慕達一九八一年公司法(經修訂),繳入盈餘可供派發予股東,惟在下列情況下本公司將不能宣派或派發股息,或從繳入盈餘作出分派:(i)公司現時或於分派後將不能償還到期債項;或(ii)公司資產之可變現價值會因此低於其負債、已發行股本與股份溢價賬之總額。

於二零零一年十二月三十一日,本公司並無可供分派儲備。

财務報表附註(續)
(除另有說明者外,數額概以港元為單位)

30. 累積虧損

累積虧損包括:

	二零零一年 千元	二零零零年 千元
本公司	(2,412,948)	(1,738,323)
附屬公司	194,622	204,329
聯營公司	(33,723)	(48,038)
	(2,252,049)	(1,582,032)

31. 綜合現金流動表附註

a. 除稅前虧損與經營業務之現金流入淨額對賬：

	二零零一年 千元	二零零零年 千元
除稅前虧損	(672,168)	(1,203,677)
利息收入	(1,874)	(1,288)
利息費用減撥充資本之數額	54,591	99,554
分佔聯營公司虧損	832	25,077
商譽減值	—	51,260
物業及設備折舊及減損	9,450	45,127
出售物業及設備之（盈利）虧損淨額	(3,304)	800
出售附屬公司之盈利淨額	(23,125)	—
投資物業、酒店物業重估虧損及發展物業及落成待售物業減損與長期投資之出售虧損／減損	254,402	665,505
應收貸款呆壞賬撇銷／撥備	—	211,794
證券投資虧損	39	2,362
給予聯營公司墊款之撥備	3,180	7,012
出售發展物業虧損	352,216	—
出售投資物業（盈利）虧損	(3,957)	2,527
出售證券投資收益	—	(11,199)
應收貸款呆賬撥備之撥回	—	(10,000)
應收附屬公司少數股東款項撥備之撥回	—	(2,700)
出售落成待售物業所得款項	9,786	52,882
出售落成待售物業虧損	2,600	6,217
應收貸款及其他應收款減少	286,941	11,552
存貨減少	1,507	216
應收賬款減少（增加）	9,481	(2,908)
預付款項及按金減少	2,228	15,617
應付賬款（減少）增加	(10,651)	33,407
應計負債及其他應付款項增加	32,491	4,974
來自客戶之遞延收入及按金（減少）增加	(65,887)	70,451
經營業務產生之現金流入淨額	238,778	74,562

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

31. 綜合現金流動表附註（續）

b. 出售附屬公司之詳情如下：

	二零零一年 千元
出售資產／負債淨值—	
物業及設備	102,148
存貨	61
應收賬款	633
預付款項及按金	4,362
現金及銀行存款	396
應付賬款	(11,190)
應計負債及其他應付款項	(6,932)
來自客戶之遞延收入及按金	(6,670)
本集團應佔資產淨值	82,808
有關資本儲備之變現	(4,814)
出售盈利淨額	23,125
已收現金代價，已扣除出售之直接成本	101,119

有關出售產生之現金流入淨額分析如下—

	二零零一年 千元
已收現金	101,119
出售之現金及銀行存款	(396)
	100,723

財務報表附註（續）
（除另有說明者外，數額概以港元為單位）

31. 綜合現金流動表附註（續）

c. 融資變動分析如下：

	股本及股份溢價 千元	銀行貸款 千元	應付貸款 千元	應付前任董事款項 千元	應付關連公司款項 千元	少數股東權益 千元
二零零零年一月一日	2,271,498	1,679,102	–	–	4,602	20,712
發行股份以收購附屬公司	36,180	–	–	–	–	–
來自收購附屬公司	–	3,025	–	–	(8,143)	16,501
新增銀行貸款	–	80,000	–	–	–	–
償還銀行貸款	–	(245,328)	–	–	–	–
應付前任董事款項之增加	–	–	–	91,882	–	–
應付關連公司款項之增加	–	–	–	–	15,008	–
償還應付關連公司款項	–	–	–	–	(2,534)	–
向附屬公司少數股東發行股份	–	–	–	–	–	2,620
附屬公司少數股東注資	–	–	–	–	–	6,000
本集團應佔附屬公司之少數股東注資	–	–	–	–	–	(3,300)
應收附屬公司少數股東款項撥備之撥回	–	–	–	–	–	(2,700)
應計利息	–	181,044	–	4,066	–	–
償還利息	–	(106,449)	–	(3,782)	–	–
應佔年度虧損	–	–	–	–	–	(29,980)
二零零一年一月一日	2,307,678	1,591,394	–	92,166	8,933	9,853
新增銀行貸款	–	77,021	–	–	–	–
償還銀行貸款	–	(566,788)	–	–	–	–
應付貸款之增加	–	–	11,600	–	–	–
應付前任董事款項之增加	–	–	–	500	–	–
償還應付前任董事款項	–	–	–	(1,711)	–	–
償還應付關連公司款項	–	–	–	–	(8,806)	–
應計利息	–	132,299	824	6,358	–	–
償還利息	–	(80,366)	–	(389)	–	–
應佔年度溢利	–	–	–	–	–	52
二零零一年十二月三十一日	2,307,678	1,153,560	12,424	96,924	127	9,905

31. 綜合現金流動表附註(續)

d. 現金及現金等值項目之分析:

	二零零一年 千元	二零零零年 千元
現金及銀行結存	9,962	18,343
銀行透支	(15,851)	(20,677)
	(5,889)	(2,334)

32. 分類資料

根據本集團之內部財務報告,本集團決定以業務分類作為主要報告形式,而地域分類則為次要報告形式。

a. 主要分類

二零零一年

	物業投資及發展 千元	金融服務 千元	電訊服務 千元	互聯網服務 千元	酒店經營 千元	對銷 千元	總額 千元
營業額							
外界	292,085	7,461	159,938	14,982	940	–	475,406
各分類間	6,314	–	–	–	–	(6,314)	–
總營業額	298,399	7,461	159,938	14,982	940	(6,314)	475,406
經營業績							
分類業績	(617,553)	(29,092)	(7,884)	18,202	(3,703)		(640,030)
未分配公司開支							(5,883)
融資成本							(25,423)
分佔聯營公司虧損							(832)
稅項							2,203
除稅但未計少數股東權益之虧損							(669,965)
其他資料							
資產－							
分類資產	1,420,913	309	56,769	1,512	36		1,479,539
未分配資產							25
							1,479,564
負債－							
分類負債	956,022	211,942	44,303	4,830	564		1,217,661
未分配負債							196,587
							1,414,248
資本開支	44,149	–	5,131	84	–		49,364
折舊	2,276	41	7,049	84	–		9,450
折舊以外之非現金開支	241,547	2,190	124	866	–		244,727

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

32. 分類資料(續)

a. 主要分類(續)

二零零零年

	物業投資及發展 千元	金融服務 千元	電訊服務 千元	互聯網服務 千元	酒店經營 千元	對銷 千元	總額 千元
營業額							
外界	215,287	564	65,847	32,858	13,525	–	328,081
各分類間	8,375	17,313	–	–	3,197	(28,885)	–
收入總額	223,662	17,877	65,847	32,858	16,722	(28,885)	328,081
經營業績							
分類業績	(604,855)	(257,783)	(96,779)	(70,035)	(101,351)		(1,130,803)
未分配公司開支							(10,681)
融資成本							(37,116)
分佔聯營公司虧損							(25,077)
稅項							11,232
除稅但未計少數股東權益之虧損							(1,192,445)
其他資料							
資產–							
分類資產	2,184,804	281,788	73,038	12,210	108,013		2,659,853
未分配資產							1,310
							2,661,163
負債–							
分類負債	1,142,908	515,941	52,012	25,693	21,070		1,757,624
未分配負債							162,029
							1,919,653
資本開支	69,973	–	14,620	1,427	15		86,035
折舊	2,310	267	14,276	1,625	85		18,563
折舊以外之非現金開支	565,491	214,156	26,564	7,012	100,014		913,237

32. 分類資料(續)

b. 次要分類

二零零一年

	香港	美國	加拿大	中國大陸	未分配	總額
	千元	千元	千元	千元	千元	千元
營業額	316,859	63,443	90,627	4,477	—	475,406
分類業績	(634,373)	(2,317)	(2,314)	(1,026)	—	(640,030)
資產	1,420,160	39,211	19,031	1,137	25	1,479,564
資本開支	44,149	3,265	1,919	31	—	49,364

二零零零年

	香港	美國	加拿大	中國大陸	未分配	總額
	千元	千元	千元	千元	千元	千元
營業額	260,404	35,739	23,965	7,973	—	328,081
分類業績	(1,075,852)	(21,540)	(4,751)	(28,660)	—	(1,130,803)
資產	2,554,159	60,651	36,464	8,579	1,310	2,661,163
資本開支	72,750	11,435	1,506	344	—	86,305

財務報表附註(續)
(除另有說明者外,數額概以港元為單位)

33. 承擔及或然負債

a. 資本承擔

未在財務報表中撥備之資本承擔(全部均已批准並已訂約)分析如下:

	綜合		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
興建發展物業	27,479	123,150	–	–

b. 經營租約承擔

本集團就不可撤銷,並延至二零零四年三月之租約物業經營租約所作出之經營租約承擔約為2,223,000元(二零零零年:2,467,000元)。承擔總額分析如下:

	綜合		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
應於下列期間支付之款項				
一一年內	1,442	1,603	–	–
一二至五年內	781	864	–	–
	2,223	2,467	–	–

應於未來十二個月內支付之承擔金額分析如下:

	綜合		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
租約屆滿期				
一一年內	412	547	–	–
一二至五年內	1,030	1,056	–	–
	1,442	1,603	–	–

33. 承擔及或然負債（續）

c. 或然負債

未在財務報表中撥備之或然負債為：

	綜合		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千元	千元	**千元**	千元
本公司就其附屬公司之銀行融資作出公司擔保	**–**	–	**1,169,411**	1,534,232

34. 退休福利計劃

自二零零零年十二月一日起，本集團旗下之香港公司均參與香港之定額供款強制性公積金，根據有關僱員之基本薪金5%每月對計劃作出供款，惟本集團及僱員各自之年度供款最多以12,000元為限。公積金之資產與本集團資產分開持有，由獨立專業基金經理管理。

根據加拿大規則及條例規定，本集團須為其所有在加拿大之全職僱員按加拿大法定退休計劃作出強制性退休金供款。本集團及僱員須各自按僱員基本薪金約4%、並以僱員每年收入（最低為3,500加幣及最高乃按加拿大每年一月調整之平均薪酬為基準）作出退休金供款。

年內，本集團向退休福利計劃所作之供款共約763,000元（二零零零年：629,000元）。

35. 銀行融資及資產抵押

於二零零一年十二月三十一日，本集團有若干銀行提供之透支及貸款銀行融資合共約1,169,411,000元（二零零零年：1,613,141,000元），並已悉數動用（二零零零年：尚未動用之銀行融資約為1,070,000元）。

該等銀行融資以下列為抵押：

(i) 本集團之租約土地及樓房、投資物業、發展物業及落成待售物業等按揭，其賬面總值約為1,412,426,000元（二零零零年：2,253,780,000元）；

(ii) 本集團若干投資物業所得租金收入之轉讓；

35. 銀行融資及資產抵押(續)

(iii) 銷售落成待售物業所得之銷售款項之轉讓;及

(iv) 本公司作出之公司擔保。

鑑於附註2所述之流動資金狀況,於二零零一年十二月三十一日,本集團就銀行借款有逾期未還本金及利息合共約1,169,411,000元,因此,本集團之往來銀行已要求本集團即時償還大部分銀行借貸,更有委任破產管理人的情況,而若干破產管理人已取得已質押予銀行作為銀行貸款抵押品之若干物業之擁有權。有關提交予往來銀行之債務重組建議及於截至本財務報表批准日期止與銀行達成的協議之詳情請參閱附註2。

36. 結算日後之事項

除附註2所披露外,下列主要交易於二零零一年十二月三十一日後進行:

a. 二零零二年一月,本集團於二零零一年十二月三十一日擁有65%權益之附屬公司Super Delight Enterprises Limited的少數股東以零代價轉讓其於該附屬公司之35%權益予本集團,其後,Super Delight Enterprises Limited成為本集團之全資附屬公司。

b. 二零零二年二月,本集團以現金代價30,000,000元完成出售若干從事電訊及互聯網業務之附屬公司與若干其他資產予黃坤先生(本公司截至二零零二年一月二十九日止之董事兼本公司主要股東)。該等資產於二零零一年十二月三十一日之賬面淨值總額約為9,161,000元。

c. 二零零二年三月二十六日,本公司提出一項資本削減計劃,據此,13,418,040,000股已發行普通股之每股面值將由0.1元削減至0.001元,股份溢價將減少約409,937,000元,而累積虧損則將減少約1,738,323,000元。此外,本公司法定股本中6,581,960,000股每股面值0.1元之未發行普通股將予註銷,並由法定股本中1,986,581,960,000股每股面值0.001元之未發行普通股取代。上述建議已獲本公司股東於二零零二年五月七日舉行之股東特別大會上批准,並於二零零二年五月八日正式生效。

d. 二零零二年一月至五月期間,黃坤先生及另一名因收購黃坤先生之股權而成為主要股東之本公司主要股東向本集團提供墊款合共約43,450,000元(見附註4.b及4.e)。此外,於二零零二年一月及四月,黃坤先生豁免本集團結欠彼之若干款項約48,000,000元(見附註4.b)。

e. 根據於二零零二年五月七日通過之股東決議案,本公司名稱更改為現有名稱The Sun's Group Limited(新銀集團有限公司)。

股東週年大會通告

茲通告新銀集團有限公司(「本公司」)謹訂於二零零二年六月二十一日星期五上午十時三十分假座香港中環法院道太古廣場II期港島香格里拉大酒店5樓天山廳舉行股東週年大會,以處理下列事項:

普通事項

1. 省覽截至二零零一年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選舉董事及釐定董事酬金。

3. 考慮及酌情通過以下委任核數師的普通決議案,已就有意提呈以下決議案為普通決議案根據百慕達一九八一年公司法第89(3)條及本公司之公司細則第154(2)條作出**特別通知**:

「**動議**謹此按董事釐定之酬金委任羅兵咸永道會計師事務所出任本公司核數師,任期至下屆股東週年大會結束。」

特別事項

4. 考慮並酌情通過下列決議案(不論是否經修訂)為個別普通決議案:

(A) 「**動議**:

(i) 在本決議案(ii)分段之規限下,謹此一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力,以配發、發行及處理本公司股本中之額外股份,以及作出或授出可能須在有關期間或之後行使上述權力之建議、協議、認股權證及優先認股權;

股東週年大會通告(續)

(ii) 本公司董事除根據供股(定義見下文),或因行使任何僱員購股權計劃項下認股權或轉換權,或本公司可能發行之購股權或任何可轉換為股份之證券或根據本公司不時生效之公司細則,進行任何以股代息計劃而配發股份外,根據本決議案(i)分段,配發或有條件或無條件同意配發之股本總面值(不論根據購股權或其他事項),不得超逾本公司於本決議案通過日期當日已發行之股本面值百分之二十,而上述批准亦受此限制;及

(iii) 就本決議案而言:

「有關期間」乃指本決議案通過之日至下列較早日期之期間:

(a) 本公司下屆股東週年大會結束時;

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日;及

(c) 本決議案所述之授權經由股東大會通過普通決議案撤銷或修訂之日。

「供股」指董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人按當時持股比例提呈發售本公司股本中之股份(惟董事可就零碎股權或經考慮法例或香港以外任何地區之任何認可監管機構或證券交易所規定之任何限制或責任而作出其認為必要或權宜之豁免或其他安排)。」

(B) 「**動議**:

(i) 在下文(ii)段之規限下,謹此一般及無條件批准董事於有關期間按照一切適用法例及本公司的公司細則及香港聯合交易所有限公司(「聯交所」)證券上市規則或其他證券交易所規定(經不時修訂)及在其所規限下,行使本公司一切權力,於聯交所或本公司證券可能上市及經聯交所和證券及期貨事務監察委員會就此認可之任何證券交易所購回本公司股本中已發行普通股份;

(ii) 本公司根據上文(i)分段之批准獲授權購回之股本總面值,不得超過於本決議案通過日期本公司已發行股本總面值百分之十,而上述批准亦須受此限制;及

(iii) 就本決議案而言:

「有關期間」乃指本決議案通過之日至下列較早日期之期間:

(a) 本公司下屆股東週年大會結束時;

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日;及

(c) 本決議案所述之授權經由股東大會通過普通決議案撤銷或修訂之日。」

股東週年大會通告（續）

(C)　「**動議**待上述B項決議案獲通過後，在本公司董事根據上述A項決議案可配發、發行及處理或有條件或無條件同意配發、發行及處理之股本總面值上，加上本公司根據上述B項決議案授權董事購回本公司股本中股份之數目之總面值。」

承董事會命

秘書

袁偉權

香港，二零零二年五月十七日

附註：

(i)　凡有權出席上述通告所召開之大會並於會上投票之股東，均可委任一名代表出席，並就其持有之全部或部分股份出席大會並於會上投票。受委代表毋須為本公司股東。

(ii)　附奉大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，須於大會或續會舉行時間48小時前送達本公司之股份過戶登記處登捷時有限公司（地址為香港中環夏愨道10號和記大廈4樓），方為有效。

(iii)　一份載有上列第4項普通決議案詳情之説明函件將連同二零零一年年報寄發予股東作參考。



新銀集團有限公司
THE SUN'S GROUP LIMITED

（於百慕達註冊成立之有限公司）

年報 2001